Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

3COM CORPORATION

TOPAZ ACQUISITION CORPORATION

and

TIPPINGPOINT TECHNOLOGIES, INC.

Dated as of December 13, 2004

TABLE OF CONTENTS

ARTICLE I THE MERGER

1.1	The Merger
1.2	Effective Time; Closing
1.3	Effect of the Merger
1.4	Certificate of Incorporation and Bylaws of Surviving Corporation
1.5	Directors and Officers of Surviving Corporation
1.6	Effect on Capital Stock
1.7	Dissenting Shares
1.8	Surrender of Certificates
1.9	No Further Ownership Rights in Company Common Stock
1.10	Lost, Stolen or Destroyed Certificates
1.11	Adjustments
1.12	Taking of Necessary Action; Further Action

ARTICLE II REPRESENTATIONS AND WARRANTIES OF COMPANY

2.1	Organization and Qualification; subsidiaries
2.2	Certificate of Incorporation and Bylaws
2.3	Capitalization
2.4	Authority Relative to this Agreement
2.5	No Conflict; Required Filings and Consents
2.6	Compliance; Permits
2.7	SEC Filings; Financial Statements
2.8	No Undisclosed Liabilities
2.9	Absence of Certain Changes or Events
2.10	Absence of Litigation
2.11	Employee Benefit Plans
2.12	Proxy Statement
2.13	Restrictions on Business Activities
2.14	Title to Property
2.15	Taxes
2.16	Environmental Matters
2.17	Brokers; Third Party Expenses
2.18	Intellectual Property
2.19	Contracts
2.20	Insurance
2.21	Opinion of Financial Advisor
2.22	Board Approval
2.23	State Takeover Statutes
2.24	Interested Party Transactions

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

3.1	Corporate Organization
3.2	Authority Relative to this Agreement
3.3	No Conflict; Required Filings and Consents
3.4	Proxy Statement
3.5	Sufficient Funds
3.6	No Prior Merger Sub Operations

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1	Conduct of Business by Company

ARTICLE V ADDITIONAL AGREEMENTS

5.1	Proxy Statement
5.2	Meeting of Company Stockholders
5.3	Confidentiality; Access to Information
5.4	No Solicitation
5.5	Public Disclosure
5.6	Reasonable Efforts; Notification
5.7	Third Party Consents and Notices
5.8	Indemnification
5.9	Regulatory Filings
5.10	Termination of Certain Benefit Plans
5.11	Employee Benefits
5.12	Form S-8 Filing
5.13	Section 16 Matters
5.14	Formation of Merger Sub

ARTICLE VI CONDITIONS TO THE MERGER

6.1	Conditions to Obligations of Each Party to Effect the Merger
6.2	Additional Conditions to Obligations of the Company
6.3	Additional Conditions to the Obligations of Parent and Merger Sub

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER

7.1	Termination
7.2	Notice of Termination; Effect of Termination
7.3	Fees and Expenses
7.4	Amendment
7.5	Extension; Waiver

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ARTICLE VIII GENERAL PROVISIONS

8.1	Non-Survival of Representations and Warranties
8.2	Notices
8.3	Interpretation; Knowledge
8.4	Counterparts
8.5	Entire Agreement; Third Party Beneficiaries
8.6	Severability
8.7	Other Remedies; Specific Performance
8.8	Governing Law
8.9	Rules of Construction
8.10	Assignment
8.11	Waiver of Jury Trial

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of December 13, 2004 (the “Agreement”), by and among 3Com Corporation, a Delaware corporation (“Parent”), Topaz Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and TippingPoint Technologies, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein.

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously (i) determined that the Merger (as defined in Section 1.1) is advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the other transactions contemplated by this Agreement, including the transactions contemplated by the Company Voting Agreements (collectively, the “Transactions”), and (iii) determined, subject to the terms of this Agreement, to recommend that the stockholders of the Company adopt and approve this Agreement.

WHEREAS, the Board of Directors of Parent has (i) determined that the Merger is advisable and fair to, and in the best interest of, Parent and its stockholders, and (ii) approved this Agreement.

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the “Company Voting Agreements”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger.  At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2           Effective Time; Closing.  Upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 8911 Capital of Texas Highway North, Westech 360, Suite 3350, Austin, Texas, at a time and date to be specified by the parties hereto, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions, which by their terms, are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver thereof), or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

1.3           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.4           Certificate of Incorporation and Bylaws of Surviving Corporation.

(a)           Certificate of Incorporation.  As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, subject to Section 5.8, until thereafter amended in accordance with Delaware Law and such Certificate of Incorporation; provided, however, that as of the Effective Time the Certificate of Incorporation shall provide that the name of the Surviving Corporation is “TippingPoint Technologies, Inc.”

(b)           Bylaws.  As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the Bylaws of the Surviving Corporation shall be amended and restated to read the same as the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, subject to Section 5.8, until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; provided, however, that all references in such Bylaws to Merger Sub shall be amended to refer to “TippingPoint Technologies, Inc.”

1.5           Directors and Officers of Surviving Corporation.

(a)           Directors.  The initial directors of the Surviving Corporation shall be the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

(b)           Officers.  The initial officers of the Surviving Corporation shall be the officers of Merger Sub as of immediately prior to the Effective Time.

1.6           Effect on Capital Stock.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a)           Conversion of Shares.  Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b) and any Dissenting Shares, as defined in Section 1.7), will be canceled and extinguished and automatically converted into the right to receive, upon surrender of the certificate(s) representing such Company Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit, and bond, if required, in the manner provided in Section 1.10), cash in an amount equal to $47.00 per share, without interest (the “Per Share Merger Consideration” and the aggregate of all Per Share Merger Consideration, the “Merger Consideration”).  If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company (“Unvested Shares”), then the portion of the Merger Consideration issued in exchange for such Unvested Shares shall also be unvested and subject to the same repurchase option, risk of forfeiture or other condition.  The portion of the Merger Consideration payable upon conversion of any Unvested Share shall be withheld by the Paying Agent and paid by the Paying Agent to each such holder in accordance with the vesting and other provisions set forth in the applicable restricted stock purchase agreement, if applicable.

(b)           Cancellation of Treasury and Parent-Owned Shares.  All Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c)           Capital Stock of Merger Sub.  Each share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.  Each certificate evidencing ownership of shares of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(d)           Stock Options.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of outstanding options to purchase Company Common Stock (the “Company Stock Options”), each Company Stock Option, whether vested or unvested, and all stock option plans or other equity-related plans of the Company, including the Fourth Amended and Restated 1999 Stock Option and Restricted Stock Plan (as amended, the “Company Stock Plans”), insofar as they relate to Company Stock Options, shall be assumed by

Parent and the Company Stock Options shall become an option to acquire shares of the common stock of Parent, $0.001 par value per share (“Parent Common Stock”), on the same terms and conditions as were applicable under the Company Stock Option immediately prior to the Effective Time, except that (i) such assumed Company Stock Option shall be exercisable for that number of whole shares of Parent Common Stock (such options, “Parent Stock Options”) equal to the product (rounded down to the nearest whole number of shares of Parent Common Stock) obtained by multiplying the number of shares  of Company Common Stock issuable upon the exercise of such Company Stock Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined herein), and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Options shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of the Company Common Stock for which the Company Stock Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio.  As promptly as practicable after the Closing Date, Parent shall issue to each holder of an outstanding Company Stock Option immediately prior to the Effective Time a document evidencing the foregoing assumption of such Company Stock Option.   The “Option Exchange Ratio” shall mean the quotient obtained by dividing $47.00 by the Parent Stock Price.  The “Parent Stock Price” shall mean the average of the closing sale prices for a share of Parent Common Stock as quoted on the Nasdaq National Market (“Nasdaq”) for the five (5) consecutive trading days ending with the second trading day that precedes the Closing Date.

(e)           Employee Stock Purchase Plan.  The Company shall take all actions necessary pursuant to the terms of the Amended and Restated 2000 Employee Stock Purchase Plan (the “Company ESPP”) in order to shorten each currently ongoing purchase and/or offering period under such plan which extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering shall occur prior to the Effective Time and Company Common Stock shall be purchased by the Company ESPP participants prior to the Effective Time and all administrative actions required to transfer ownership of Company Common Stock shall have been completed.  The Company ESPP shall terminate immediately prior to the earlier of (i) the Effective Time, or (ii) the date upon which the Company ESPP terminates by its terms.  Subsequent to the date of this Agreement, the Company shall take no action, pursuant to the terms of the Company ESPP, to commence any new purchase and/or offering period.  Prior to the date of the termination of the Company ESPP, the Company shall provide Parent with evidence that the Company ESPP will be terminated pursuant to duly adopted resolutions of the Board (which resolutions shall be subject to the prior written approval of Parent, such approval not to be unreasonably withheld or delayed).

1.7           Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Per Share Merger Consideration payable for each such share of Company Common Stock.  Such stockholders shall be entitled to receive payment of the appraised value of such Company Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration payable for each such share of Company Common Stock, without any interest thereon, upon surrender, in the manner provided in Section 1.8, of the certificate or certificates that formerly evidenced such Company Common Stock.

(b)           The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

1.8           Surrender of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Company Common Stock to receive the portion of the Merger Consideration to which holders of Company Common Stock shall become entitled pursuant to Section 1.6(a).  Such funds shall be invested by the Paying Agent as directed by Parent.

(b)           Payment Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented the outstanding shares of Company Common Stock converted into the right to receive the portion of the Merger Consideration payable for such Company Common Stock, (i) a letter of transmittal in customary form and approved by the Company prior to the Effective Time (which approval shall not be unreasonably withheld or delayed) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall contain such other provisions as Parent and the Company shall reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Merger Consideration payable upon surrender of said Certificates.  Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates formerly representing the Company Common Stock shall be entitled to receive in exchange therefor the portion of the Merger Consideration payable for such shares of Company Common Stock, and the Certificates so surrendered shall forthwith be canceled.  Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the respective portion of the Merger Consideration to which the record holder of such Certificate is entitled by virtue thereof.  Promptly following surrender of any such Certificates and the duly executed letters of transmittal, the Paying Agent shall deliver to the record holders thereof, without interest, the portion of the Merger Consideration to which such holder is entitled upon surrender of said Certificates, subject to the restrictions set forth herein.

(c)           Payments with respect to Unsurrendered Company Common Stock; No Liability.  At any time following the 270th day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Company Common Stock (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any portion of the Merger Consideration that may be payable upon due surrender of the Certificates held by them.  Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any former holder of Company Common Stock for any portion of the Merger Consideration properly delivered in respect of such Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar law.

(d)           Transfers of Ownership.  If the payment of the portion of the Merger Consideration to which such holder is entitled is to be paid to a person other than the person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of payment that the Certificates so surrendered be properly endorsed and otherwise in proper form for transfer (including, if requested by Parent or the Paying Agent, a medallion guarantee), and that the persons requesting such payment will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the payment of a portion of the Merger Consideration to a person other than the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not applicable.

(e)           Required Withholding.  Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of the Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

1.9           No Further Ownership Rights in Company Common Stock.  Payment of the Merger Consideration shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock, and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of the Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.10         Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the portion of the Merger Consideration payable with respect thereto; provided, however, that Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of such portion of the Merger Consideration, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable and customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11         Adjustments.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock, whether directly or indirectly), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Stock or Parent Common Stock occurring after the date of this Agreement and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

1.12         Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, subject only to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by the Company to Parent (which such exceptions shall reference the specific section and, if applicable, subsection number of this Article II to which it applies, and any information disclosed in any such section or subsection shall be deemed to be disclosed only for purposes of such section or subsection, except to the extent it is reasonably apparent that the disclosure contained in such section or subsection contains enough information regarding the subject matter of other representations and warranties contained in this Article II so as to qualify or otherwise apply to such other representations and warranties), dated as of the date hereof and certified by a duly authorized officer of the Company (the “Company Disclosure Letter”), as follows:

2.1           Organization and Qualification; subsidiaries.

(a)           Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.  Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company (as defined in Section 8.3(c)).

(b)           The Company has no subsidiaries except for the persons identified in Section 2.1(b) of the Company Disclosure Letter.  Section 2.1(b) of the Company Disclosure Letter also sets forth the form of ownership and percentage voting and/or equity interest of the Company in its subsidiaries and, to the extent that a subsidiary set forth thereon is not wholly owned by the Company, lists the other persons or entities who have an interest in such subsidiary and sets forth the percentage of each such interest.  Neither the Company nor any of its subsidiaries has agreed to make nor is obligated to make nor is bound by any written or oral, agreement, contract, subcontract, lease, mortgage, indenture, understanding, arrangement, instrument, note, bond, option, warranty, purchase order, license, sublicense, insurance policy, or other legally binding instrument, obligation or commitment or undertaking of any nature (a “Contract”), in effect as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other person or any sale or other disposition of the capital stock or any of the assets or operations (except for sales of assets in the ordinary course of business) of any such person.  Except as set forth in Section 2.1(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business, association or entity.

(c)           The Company and each of its subsidiaries is duly qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.  Section 2.1(c) of the Company Disclosure Letter sets forth a true and complete list of each state in which the Company and each of its subsidiaries is qualified to do business as a foreign corporation.

2.2           Certificate of Incorporation and Bylaws.  The Company has previously furnished to Parent (i) a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date (together, the “Company Charter Documents”) and (ii) the equivalent organizational documents for each subsidiary of the Company, each as amended to date.  The Company Charter Documents and equivalent organizational documents of each subsidiary of the Company are in full force and effect.  The Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of the Company is in violation of its equivalent organizational documents.

2.3           Capitalization.

(a)           The authorized capital stock of the Company consists of 35,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value of $0.01 per share (“Company Preferred Stock”).  At the close of business on December 10, 2004 (i) 7,759,454 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) no shares of Company Common Stock were held by subsidiaries of the Company; (iii) no shares of Company Common Stock were held in treasury by the Company or by any subsidiary of the Company; (iv) 31,239 shares of Company Common Stock were reserved for future issuance pursuant to the Company ESPP; (v) 1,453,779 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Company Stock Plans and 174,610 additional shares of Company Common Stock were reserved for future issuance pursuant to the Company Stock Plans.  As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. Section 2.3(a) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Option or grant of Unvested Shares, as applicable, outstanding as of the date of this Agreement: (i) the name of the optionee or holder; (ii) the number of shares of Company Common Stock subject to such Company Stock Option or grant of Unvested Shares; (iii) the exercise price of such Company Stock Option; (iv) the date on which such Company Stock Option or Unvested Shares was granted; (v) the applicable vesting schedule and the vesting of the forfeiture provisions for the Unvested Shares; (vi) the date on which such Company Stock Option expires; (vii) whether the exercisability of such Company Stock Option or vesting of such Unvested Shares will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration; and (viii) whether such Company Stock Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.  All shares of Company Common Stock subject to issuance upon exercise of such Company Stock Options, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.  Except as set forth in Section 2.3(a) of the Company Disclosure Letter, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Option or Unvested Share as a result of the Transactions or upon termination of employment or service of any person with the Company or with any of its subsidiaries following the Merger or otherwise.  All outstanding shares of Company Common Stock, all outstanding Company Stock Options and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with all applicable securities laws and other applicable Legal Requirements (as defined below). All repurchases of Company securities have been made in compliance with all applicable Legal Requirements.  For the purposes of this Agreement, “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, order, judgment, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined in Section 2.5(b) hereof).  There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock.

(b)           Except as set forth in Section 2.3(a), there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of its subsidiaries.  Except for the Company Voting Agreements, there are no voting trusts, proxies, rights plans, antitakeover plans or other agreements or understandings to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound with respect to any class of equity security of the Company or with respect to any equity security, partnership interest or similar ownership interest of any of its subsidiaries.

(c)           True, correct and complete copies of each of the Company Stock Plans, the Company ESPP, the standard form of all agreements and instruments relating to or issued under the Company Stock Plans or Company Stock Option or that differ in any material respect from such standard form agreements, and agreements relating to Unvested Shares, have been furnished to Parent, and such agreements and instruments have not been amended, modified or supplemented since being furnished to Parent, and, except as contemplated by this Agreement, there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those furnished to Parent.

2.4           Authority Relative to this Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, with respect to the Merger, to the Company Stockholder Approval (as defined below).  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions other than (i) with respect to the Merger, the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement with respect to, and the receipt of, the Company Stockholder Approval if and to the extent required by applicable law, (ii) the filing of the Certificate of Merger as required by Delaware Law, and (iii) such filings as may be required under, and in compliance with the other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable Antitrust Law (as defined herein).  The affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date set for the meeting of the Company’s stockholders to adopt this Agreement in accordance with applicable law is the only vote of the holders of capital stock of the Company necessary to adopt this Agreement under applicable Legal Requirements and the Company Charter Documents (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

2.5           No Conflict; Required Filings and Consents.

(a)           Except as set forth in Section 2.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) result in the creation of any material Encumbrance (as defined below) on any of the material properties or assets of the Company or any of its subsidiaries, (ii) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of the Company’s subsidiaries, (iii) subject, (A) with respect to the Merger, to the Company Stockholder Approval and (B) to compliance with the requirements set forth in Section 2.5(a), conflict with or violate in any material respect any Legal Requirements applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iv) conflict with or violate, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any of its subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Company Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not in the case of clauses (iii) or (iv), individually or in the aggregate: (A) reasonably be expected to have a Material Adverse Effect on Company; or (B) prevent or materially delay consummation of the Transactions or otherwise prevent the Company from performing its obligations under this Agreement.  “Encumbrance” means, with respect to any asset, mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (1) the voting of any security or the transfer of any security or other asset, (2) the receipt of any income derived from any asset, (3) the use of any asset, and (4) the possession, exercise or transfer of any other attribute of ownership of any asset), in each case except for such restrictions of general application under the Securities Act and Blue Sky Laws (as defined below).

(b)           The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a “Governmental Entity”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities laws (“Blue Sky Laws”) and state takeover laws, such filings as may be required under, and compliance with the other applicable requirements of the HSR Act or other applicable Antitrust Laws, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, following the Effective Time, Parent, or prevent consummation of the Transactions or (B) otherwise prevent the Company from performing its obligations under this Agreement.

2.6           Compliance; Permits.

(a)           Except as set forth in Section 2.6(a) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any Legal Requirement applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound, or (ii) any Company Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability.

(b)           The Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are required for the operation of the business and the holding of the properties of the Company and its subsidiaries, including those relating to Environmental and Safety Laws (as defined in Section 2.16(a)) and Hazardous Materials Activities (as defined in Section 2.16(b)) (each, a “Company Permit” and collectively, the “Company Permits”).  The Company Permits are valid and in full force and effect, and the Company and its subsidiaries are in compliance in all material respects with all covenants, terms and conditions of such Company Permits.  No circumstances exist which could cause any such Company Permits to be revoked, modified, or rendered non-renewable (other than for failure to pay a required permit fee).  Section 2.6(b) of the Company Disclosure Letter sets forth all of the Company Permits held by the Company and its subsidiaries.

2.7           SEC Filings; Financial Statements.

(a)           Since January 1, 2001, the Company has filed or furnished each form, report, schedule, registration statement and definitive proxy statement required to be filed or furnished by the Company with or under the Securities Act (as defined below) or the Exchange Act (the “SEC Reports”).  The SEC Reports (i) were filed or furnished on a timely basis, (ii) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and (iii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s subsidiaries is required to file or furnish any reports or other documents with the SEC.

(b)           Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports (the “Financial Statements”) (including any Company SEC Report filed after the date of this Agreement): (i) complied and will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was and will be prepared in accordance with

United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, may not contain footnotes as permitted by Form 10-Q) and fairly presented and will fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries at the respective dates thereof and the consolidated results of the Company’s and its subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal year-end adjustments which were not or will not be material in amount or significance.  Except as reflected in the Financial Statements, neither the Company nor any of its subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act (“Regulation S-K”)).  All reserves that are set forth in or reflected in the Interim Balance Sheet (as defined below) have been established in accordance with GAAP consistently applied.  At October 31, 2004 (the “Interim Balance Sheet Date”), there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the balance sheet as of the Interim Balance Sheet Date (the “Interim Balance Sheet”) as required by Statement No. 5.  The Financial Statements comply in all material respects with the requirements of the American Institute of Certified Public Accountants’ Statement of Position 97-2.  The Company has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year-to-date requiring public reporting, a report to the audit committee or is otherwise material.  The books and records of the Company and each of its subsidiaries have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements.

(c)           The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(d)           As of the date of this Agreement, the Company’s consolidated cash,  cash equivalents and certificates of deposit (calculated in accordance with the accounting policies described in the Company’s Form 10-K filed with the SEC on April 20, 2004, as amended by Form 10-K/A filed with the SEC on June 3, 2004, for the fiscal year ended January 31, 2004 (the “2003 Form 10-K”) is not less than $27,000,000.

(e)           The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company and the subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Company required by Section 302 of the

Sarbanes-Oxley Act of 2002 (“SOX”) with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of SOX and the rules and regulations promulgated thereunder with respect to the SEC Reports.  Based on the most recent evaluation by the Company’s Chief Executive Officer and Chief Financial Officer, there are no “significant deficiencies” in the design or operation of the Company’s internal controls and procedures which could adversely affect the Company’s ability to record, process, summarize and report financial data or any “material weaknesses” in the Company’s internal controls.  As used in this section, a “significant deficiency” in controls means a control deficiency that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP.  A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected.  As used in this section, a “material weakness” in controls means a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  To the Company’s knowledge, there is no fraud, whether or not material, that involves any Employee (as defined in Section 2.11(a)(v)) who has a significant role in the Company’s internal controls and procedures.

(f)            To the Company’s knowledge, (KPMG LLP, which has expressed its opinion with respect to the financial statements of the Company and its subsidiaries as of January 31, 2004, January 31, 2003 and December 31, 2001 and for each of the fiscal years in the three fiscal year period ended January 31, 2004 included in the SEC Reports (including the related notes), is “independent” (under applicable rules then in effect) with respect to the Company and each of its subsidiaries within the meaning of Regulation S-X since the appointment of KPMG LLP in that capacity. The Company is in compliance with the applicable criteria for continued listing of the Company Common Stock on Nasdaq and has not since January 1, 2002 received any notice from Nasdaq asserting any non-compliance with such rules and regulations.

(g)           To the knowledge of the Company, no attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, or Employee has reported to the Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty, fraudulent conduct or similar violation by an Employee or agent (while acting in that capacity).

2.8           No Undisclosed Liabilities.  Except as set forth in Section 2.8 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type (whether absolute, accrued, contingent, direct, indirect, or otherwise) (collectively, “Liabilities”) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP and which are, individually or in the aggregate with such other items, material to the business, assets, financial condition, results of operations or cash flows of the Company and its subsidiaries taken as a whole, except (i) Liabilities reflected in the Interim Balance Sheet, (ii) Liabilities incurred since the Interim Balance Sheet Date in the ordinary course of business consistent with past practices and which, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, tort or violation of any Legal Requirement, (iii) Liabilities not prohibited under Section 4.1 hereof or (iv) Liabilities incurred in connection with the Transaction.

2.9           Absence of Certain Changes or Events.  Except as set forth in Section 2.9 of the Company Disclosure Letter, since the Interim Balance Sheet Date there has not been, occurred or arisen: (a) any event or condition of any character that, to the knowledge of the Company, has had or is reasonably expected to have a Material Adverse Effect on the Company; (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements; (c) any split, combination or reclassification of any of the Company’s or any of its subsidiaries’ capital stock; (d) any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits to any Employee (except for increases in the ordinary course of business consistent with past practice in the base salaries of non-officer Employees in an amount that does not exceed 10% of such base salaries per employee), or any payment by the Company or any of its subsidiaries of any bonus (except for bonuses made to current non-officer Employees in the ordinary course of business consistent with past practice), or any entry by the Company or one of its subsidiaries into any Contract (or amendment of an existing Contract) to grant or provide severance, acceleration of vesting, termination pay or other similar benefits; (e) any change by the Company in its accounting methods, principles or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by concurrent changes in GAAP; (f) any revaluation by the Company of any of its assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business consistent with past practice; (g) the incurring, creation or assumption of any material Encumbrance, any discharge of any Encumbrance or material liability which was not shown on the Interim Balance Sheet or incurred in the ordinary course of business since the Interim Balance Sheet Date, any material liability or obligation for borrowed money or any material liability or obligation as guaranty or surety with respect to the obligations of others; and (h) any announcement of, any negotiation by or any agreement by the Company, any of its subsidiaries, or any Employee on behalf of the Company, to do any of the things described in the preceding clauses (a) through (h) (other than negotiations or agreements with Parent and Merger Sub regarding the Transactions).

2.10         Absence of Litigation.  Except (a) as set forth in Section 2.10 of the Company Disclosure Letter and (b) for Actions (as defined below) against the Company or any of its subsidiaries  before any Governmental Entity or arbitrator related to employment or personal injury matters arising in the ordinary course of business at any time after the date of this Agreement, which Actions are not reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect on the Company, there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company, threatened (each, an “Action”) against the Company or any of its subsidiaries, or any of their respective properties or, to the Company’s knowledge, any of the executive officers or directors of the Company or any of its subsidiaries before any Governmental Entity or otherwise.  Except as set forth in Section 2.10 of the Company Disclosure Letter, no investigation or review by any Governmental Entity is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or to the Company’s knowledge any of the executive officers or directors of the Company or any of its subsidiaries, nor has any Governmental Entity indicated to the Company an intention to conduct the same.  To the knowledge of the Company, no Governmental Entity has at any time challenged or questioned the legal right of the Company to conduct its operations as presently or previously conducted.  The Company has furnished to Parent true, correct and complete copies of all complaints regarding the litigation referred to in Section 2.10 of the Company Disclosure Letter.  There has not been since January 1, 2001, nor are there currently any internal investigations or inquiries being conducted by the Board (or any committee thereof) or any third party at the request of the Board, or any Action with respect to, any financial, accounting, auditing, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct issues with respect to the Company or any of its subsidiaries.

2.11         Employee Benefit Plans.

(a)           Definitions.  Except as otherwise provided for herein, for purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)            “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(ii)           “Code” shall mean the Internal Revenue Code of 1986, as amended;

(iii)          “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement, providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards or purchases, fringe benefits, loans, or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, and with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation, including all International Employee Plans;

(iv)          “DOL” shall mean the U.S. Department of Labor;

(v)           “Employee” shall mean any current or former or retired employee, officer, consultant or director of the Company or any ERISA Affiliate;

(vi)          “Employment Agreement” shall mean each management, employment, severance, change of control, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding, written or otherwise, between the Company or any ERISA Affiliate and any Employee;

(vii)         “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii)        “ERISA Affiliate” shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(ix)           “FMLA” shall mean the Family and Medical Leave Act of 1993, as amended;

(x)            “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States;

(xi)           “IRS” shall mean the U.S. Internal Revenue Service;

(xii)          “Multiemployer Plan” shall mean any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(xiii)         “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b)           Schedule.  Section 2.11(b)(i) of the Company Disclosure Letter contains an accurate and complete list of each Company Employee Plan, and each Employment Agreement.  The Company does not have any plan or commitment to establish any new Company Employee Plan or Employment Agreement, to modify any Company Employee Plan or Employment Agreement (except to the extent required by applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employment Agreement.  The Company has not, since July 30, 2002, extended credit, arranged for the extension of credit, or renewed, modified or forgiven an extension of credit made prior to such date, in the form of a personal loan to or for any officer or director of the Company.

(c)           Documents.  The Company has furnished to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan, International Employee Plan, and each Employment Agreement including all amendments thereto and all related trust documents; (ii) the most recent annual actuarial valuations and annual and periodic accounting, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan, if applicable, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vi) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (vii) all correspondence to or from any governmental agency relating to any Company Employee Plan; (viii) all COBRA forms and related notices (or such forms and notices as required under comparable law); (ix) the three (3) most recent plan years discrimination tests for each Company Employee Plan, where applicable; (x) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts and group annuity contracts; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

(d)           Employee Plan Compliance.  The Company and its ERISA Affiliates have performed all material obligations required to be performed by them under, are not, to the extent material, in default or violation of, and neither Company nor its ERISA Affiliates have any knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance with its terms and in compliance in all material respects with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under applicable U.S. Department of the Treasury (“Treasury”) Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation.  For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or could adversely affect the qualified status of such Company Employee Plan.  No material “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.  There are no actions, suits or claims pending or, to Company’s or any ERISA Affiliates’ knowledge, threatened (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan that could reasonably be expected, individually or in the aggregate, to cause material liability to the Company.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its ERISA Affiliates (other than routine administration expenses incurred with respect to any such amendment, termination or discontinuance).  There are no audits, inquiries or proceedings pending or to Company’s or any of its ERISA Affiliates’

knowledge threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan.  Neither Company nor any ERISA Affiliate is subject to any material penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.  Company and its ERISA Affiliates have each timely made all contributions and other payments required by and due under the terms of each Company Employee Plan to the extent any failure, individually or in the aggregate, would result in material Liabilities to the Company.

(e)           No Pension or Welfare Plans.  Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, or could have any obligation to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, or (ii) “funded welfare plan” within the meaning of Section 419 of the Code.  Neither the Company nor any Company subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(f)            Collectively Bargained, Multiemployer and Multiple Employer Plans.  At no time has the Company or any Affiliate contributed to or been obligated to contribute to any Multiemployer Plan.  Neither the Company, nor any Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code.

(g)           Deferred Compensation Compliance.  No compensation shall be includable in the gross income of any Employee as a result of the application of Section 409A of the Code.

(h)           No Post-Employment Obligations.  Except as set forth in Section 2.11(h) of the Company Disclosure Letter, no Company Employee Plan provides, or reflects or represents any liability to provide retiree insurance or other benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree insurance or other benefits, except to the extent required by applicable law.

(i)            Effect of Transaction.

(i)            Except as set forth in Section 2.11(i)(i) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the Transactions or any termination of employment or service in connection therewith will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee other than accrued payments (each, a “Benefit”).

(ii)           No Benefit could give rise, directly or indirectly, to the payment of any amount that could reasonably be expected to be (i) non-deductible to Company under Section 280G of the Code, (ii) characterized as a “parachute payment” within the meaning of Section 280G of the Code or (iii) subject to the excise Tax under Section 4999 of the Code.  The Company is not, nor has it ever been, a party to or bound by any Tax indemnity agreement or any other agreement that will require Parent or the Surviving Corporation to “gross-up” or otherwise compensate any Employee because of the imposition of any excise Tax.  Section 2.11(i)(ii) of the Company Disclosure Letter lists as of the date of this Agreement each person who the Company reasonably believes is, with respect to the Company, any Company subsidiary and/or any ERISA affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

(j)            Employment Matters.  The Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules, regulations and ordinances respecting employment, employment practices, terms and conditions of employment, discrimination in employment, worker classification, and wages, benefits, hours, working conditions and occupational safety and health and employment practices, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, benefits, salaries and other payments to Employees; (iii) is not liable for any arrears of wages, salaries, commissions, bonuses, benefits or other compensation due or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other retiree benefits, or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  Except as set forth in Section 2.11(j) of the Company Disclosure Letter, there are no pending, threatened or reasonably anticipated claims or actions against the Company under any workers’ compensation policy or long-term disability policy.  Except as set forth in Section 2.11(j) of the Company Disclosure Letter, the employment of each of the Employees located in the United States is terminable at the will of the Company or its ERISA Affiliates and any such termination would result in no liability to the Company or to any ERISA Affiliate.

(k)           Labor.  No work stoppage or labor strike against the Company is pending,  threatened or reasonably anticipated.  The Company does not know of any current activities or proceedings of any labor union to organize any Employees or of any such activities or proceedings within the preceding three (3) years.  There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any wage, benefit, medical or family leave, labor, safety or discrimination matters involving any Employee, including charges of wage and/or hour violations, unfair labor practices, discrimination, or wrongful termination complaints.  Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.  The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries and neither the Company or any of its subsidiaries has any duty to bargain with any labor organization.

(l)            International Employee Plan.  Each International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan.  Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued.  Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its Affiliates (other than ordinary administration expenses or routine claims for benefits).  Each International Employee Plan has obtained from the Governmental Entity having jurisdiction with respect to such International Employee Plan any required determinations, if any, that such International Employee Plan is in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to such International Employee Plan,

(m)          Disability or Other Leave.  The Company has furnished to Parent a list as of the date of this Agreement showing the number of Employees who are not fully available to perform work because of disability or other leave and also lists, with respect to each such Employee, the basis of such disability or leave.

(n)           WARN Act.  The Company has complied with the Workers Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) and all similar state laws including applicable provisions of state law.  All Liabilities relating to the employment, termination or employee benefits of any former Employees previously terminated by the Company or an Affiliate including all termination pay, severance pay or other amounts in connection with the WARN Act and all similar state laws including applicable provisions of the California Labor Code, have been paid.

(o)           Disciplinary Actions.  There are no performance improvement or disciplinary actions contemplated or pending against any current Employee.

(p)           Employee Information.  The Company and each of its subsidiaries has furnished to Parent a true, correct and complete list of the names of all current officers, directors, and employees of the Company and each subsidiary showing each such person’s name, position, date of hire, and each such person’s annualized salary and target commission (as applicable), status as exempt/non-exempt, status as full-/part-time, target bonus(es) and fringe benefits for the current fiscal year and the most recently completed fiscal year.

2.12         Proxy Statement.  Neither the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (as hereinafter defined) or the information statement to be sent to such stockholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholders’

Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies, if any, for the Stockholders’ Meeting, which shall have become false or misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub or any of Parent’s or Merger Sub’s representatives in writing for inclusion in the Proxy Statement.  The Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

2.13         Restrictions on Business Activities.  Except as set forth in Section 2.13 of the Company Disclosure Letter, there is no Contract (noncompete or otherwise), commitment, judgment, injunction, order or decree binding upon the Company or its subsidiaries or to which the Company or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted.

2.14         Title to Property.

(a)           Neither the Company nor any of its subsidiaries owns any real property nor have they ever owned any real property.  Section 2.14(a) of the Company Disclosure Letter sets forth a list of all real property currently leased, subleased by or from the Company or any of its subsidiaries or otherwise used or occupied by the Company or any of its subsidiaries (the “Leased Real Estate”), the name of the lessor, sublessor, master lessor and/or lessee, the date and term of the lease, sublease or other occupancy right and each amendment thereto, and the aggregate annual rental payable thereunder  Section 2.14(a) of the Company Disclosure Letter sets forth a list of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Estate, including all amendments, terminations and modifications thereof (the “Real Estate Leases”).  All such Real Estate Leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) of the Company or any of its subsidiaries, or to the Company’s knowledge, any other party thereto.  Neither the Company nor any of its subsidiaries subleases any real property to any person or entity other than the Company and its subsidiaries.

(b)           Neither the operations of the Company nor any of its subsidiaries on the Leased Real Estate nor, to the Company’s knowledge, such Leased Real Estate, violate in any material respect any law relating to the particular property or such operations.  The Company or its subsidiaries currently occupies all of the Leased Real Estate for the operation of its business and there are no other parties occupying, or with a right to occupy, the Leased Real Estate.  The Company or its subsidiaries has performed all of their obligations under any termination agreements pursuant to which the Company or its subsidiaries has terminated any leases or subleases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases or subleases.  Section 2.14(b) of the Company Disclosure

Letter sets forth a list of all material leasehold improvements and other material property, plant and equipment, real, personal and mixed, used or held for use by the Company and its subsidiaries in their business operations as of the Interim Balance Sheet Date. Such list sets forth, with respect to such material property, plant and equipment (including leasehold improvements) the asset identification, location, acquisition date, original cost, accumulated depreciation and net book value.

(c)           The Company and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of all Encumbrances except for (i) Encumbrances for Taxes (as herein defined) not yet due and payable, (ii) statutory Encumbrances which arise in the ordinary course of business, are not material in amount and do not materially impair the Company’s or its subsidiaries’ ownership or use of such properties and assets, (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation, or (iv) liens securing indebtedness that are reflected on the Interim Balance Sheet (each of (i) and (iii), a “Permitted Encumbrance”).

(d)           All the plants, structures, Leased Real Estate and material equipment of the Company and its subsidiaries, are in good operating condition and repair, in all material respects and are otherwise suitable for the conduct of business as currently conducted.

2.15         Taxes.

(a)           Definition of Taxes.  For the purposes of this Agreement, “Tax” or “Taxes”, means (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b)           Tax Returns and Audits.

(i)            The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, forms, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority, except such Returns which are not, individually or in the aggregate, material to the Company.  The Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.  All Returns were complete and accurate in all material respects and have been prepared in all material respects in compliance with all applicable Legal Requirements.  The Company has made available to Parent correct and complete copies of all

United States federal income and state income and franchise Tax Returns filed with respect to Tax periods ending on or after January 31, 2001 and any other Returns specifically requested by Parent and, with respect to pending or outstanding matters, all examination reports, closing agreements and statements of deficiencies assessed against or agreed to by the Company or any of its subsidiaries.

(ii)           Neither the Company nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extension of any the period for the assessment or collection of any Tax.  For purposes of this Section 2.15(b)(ii) only, “material Tax”  and “material Tax deficiency” shall mean any individual Tax or Tax deficiency  of an amount greater than $100,000 (or foreign currency equivalent).

(iii)          Except as set forth in Section 2.15(b)(iii) of the Company Disclosure Letter, no audit, or pending audit of, or other examination of any Return of the Company or any of its subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

(iv)          No unresolved adjustment relating to any Returns filed or required to be filed by the Company or any of its subsidiaries has been proposed in writing, formally or informally, by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

(v)           Neither the Company nor any of its subsidiaries has any material liability for any unpaid Taxes (whether or not shown to be due on any Return) which has not been accrued for or reserved on the Company’s Interim Balance Sheet in accordance with GAAP, whether asserted or unasserted, whether or not shown on any Return, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the Interim Balance Sheet Date in connection with the operation of the business of the Company and its subsidiaries in the ordinary course.  There are no claims for Taxes being asserted against the Company or any of its subsidiaries that have resulted in, and there are no, Encumbrances with respect to Taxes on any of the assets of the Company or any of its subsidiaries, other than Encumbrances which are not, individually or in the aggregate, material, or customary Encumbrances for Taxes not yet due and payable.

(vi)          There is no Contract, plan or arrangement to which the Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any Employee that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

(vii)         Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement, nor does the Company or any of its subsidiaries have any liability or potential liability to another party under any such agreement or arrangement.  Neither the Company nor any of its subsidiaries has ever been a member of a group filing a consolidated, unitary, combined or similar Return (other than Returns which include only the Company and any of its subsidiaries) under any federal, state, local or foreign law.  Neither the Company nor any of its subsidiaries is party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal and applicable state, local or foreign Tax purposes.

(viii)        None of the Company’s or its subsidiaries’ assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(ix)           Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(x)            Neither the Company nor any of its subsidiaries has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter,” “listed transaction” or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including, but not limited to, transactions identified by the IRS by notice, regulation or other form of published guidance as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(xi)           Each of the Company and each of its subsidiaries has in its possession official foreign government receipts for any material Taxes paid by it to any foreign Tax authorities.

(xii)          The Company for itself and for its subsidiaries has furnished to Parent all documentation relating to any Tax holidays or incentives.  The Company and its subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives.

(xiii)         Neither the Company nor any of its subsidiaries is or has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(xiv)        The Company and each of its subsidiaries has complied in all material respects with all applicable Legal Requirements relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from Employee wages or compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare Federal Unemployment Tax Act,

relevant state income and employment Tax withholding laws, and has timely filed all withholding Returns required to be filed.

2.16         Environmental Matters.

(a)           Hazardous Material.  Except in compliance in all material respects with all Environmental and Safety Laws (as defined below), no underground storage tanks or underground improvements and no Hazardous Materials (as defined below)are present, (i) as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, (ii) to the Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.  For purposes of this Section 2.16, “Environmental and Safety Laws” shall mean any applicable federal, state or local laws, ordinances, codes, regulations, rules, and orders which prohibit, regulate or control any Hazardous Material or that are intended to assure the protection of the environment, health or safety of Employees, workers or other persons, including the public. For the purposes of this Agreement, “Hazardous Materials” shall mean any material or substance that is prohibited or regulated by Environmental and Safety Laws or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous, or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, mold, and urea formaldehyde.

(b)           Hazardous Materials Activities.  Except in compliance in all material respects with all Environmental and Safety Laws and in a manner that would not reasonably be expected to result in a material liability to the Company, neither the Company nor any of its subsidiaries has transported, transferred, recycled, treated, manufactured, distributed, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials or any product containing a Hazardous Material or any product manufactured with Ozone depleting substances (collectively “Hazardous Materials Activities”)  The Hazardous Materials Activities of the Company prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c)           Environmental Liabilities; Compliance with Environmental and Safety Laws.  No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to the Company’s knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against the Company or any of its subsidiaries in a writing delivered to the Company or any of its subsidiaries concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries.  The Company has no knowledge of any fact or circumstance which could reasonably be expected to involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental liability.  Except as would not result in a material liability to the Company, (i) neither the Company nor any of its subsidiaries has received any notice (verbal or written) of any noncompliance of its facilities, buildings or improvements located on any real property leased or owned by the Company or any of its subsidiaries either currently or in the past, or its past or present operations with Environmental and Safety Laws, (ii) no notices, administrative actions or suits are pending or threatened against the Company or any of its subsidiaries or any such property relating to an actual or alleged violation of any Environmental and Safety Laws, (iii) neither the Company nor any of its subsidiaries is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date, (iv) the facilities, buildings or improvements located on any real property leased or owned by the Company or any of its subsidiaries either currently or in the past, and the Company’s and each of its subsidiaries’ uses and activities therein have at all times complied in all material respects with all Environmental and Safety Laws.

(d)           Reports and Records.  The Company has furnished to Parent or made available for inspection by Parent and its agents, representatives and employees all records in the Company’s possession concerning the Hazardous Materials Activities of the Company relating to its business and all environmental audits and environmental assessments of any facility conducted at the request of, or otherwise in the possession of the Company.  The Company has complied with all environmental disclosure obligations imposed by any Environmental and Safety Laws with respect to the Merger.

2.17         Brokers; Third Party Expenses.  Except for fees payable to America’s Growth Capital, LLC pursuant to an engagement letter between the Company and America’s Growth Capital, LLC  dated as of November 30, 2004, a correct and complete copy of which has been furnished to Parent, neither the Company nor any of its subsidiaries or affiliates has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent’s commissions or any similar charges in connection with this Agreement or the Transactions contemplated hereby, and Parent will not incur any such liability or charges, either directly or indirectly, as a result of this Agreement, the Merger or any act or omission of the Company, any of its subsidiaries or affiliates or any of their respective directors, officers, employees, stockholders or agents.  An itemized good faith estimate as of the date of this Agreement of the fees and expenses of any investment banker, broker, advisor or similar party, and any accountant, legal counsel or other person retained by the Company in connection with this Agreement or the Transactions contemplated hereby, including the expenses of America’s Growth Capital, LLC, is set forth on Section 2.17 of the Company  Schedule.

2.18         Intellectual Property.

(a)           Definitions.  For all purposes of this Agreement, the following terms shall have the following respective meanings:

(i)            “Intellectual Property” shall mean Technology and/or Intellectual Property Rights.

(ii)           “Intellectual Property Rights” shall mean any or all of the following and all rights (common law, statutory or otherwise) in, arising out of, or associated therewith existing anywhere in the world: (a) all United States and foreign patents, provisional patents and utility models and applications therefor, and all reissues, divisions, re-examinations, renewals, extensions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures (“Patents”); (b) all trade secrets and other rights in privacy, data, know-how and confidential or proprietary information; (c) all copyrights, copyright registrations and applications therefor, all database rights, mask work rights and other rights corresponding thereto throughout the world; (d) all unregistered design rights and registered industrial designs and any registrations and applications therefor throughout the world; (e) all rights in World Wide Web addresses or uniform resource locators and domain names and applications and registrations therefor (“Internet Properties”); (f) all rights in all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world; (g) Moral Rights, and (h) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(iii)          “IP Licenses” means all the Contracts to which the Company or any of its subsidiaries is a party with respect to any Intellectual Property licensed to or by, or created for or by, the Company or any of its subsidiaries.

(iv)          “Company Intellectual Property” shall mean (a) any Intellectual Property, including the Company Registered Intellectual Property Rights (as defined below), used in the conduct of, or would be infringed by the conduct of, the business of the Company and its subsidiaries (including research and development activities) as currently conducted by the Company or any of its subsidiaries; and (b) any and all other Intellectual Property owned by the Company or any of its subsidiaries.

(v)           “Company-Owned Intellectual Property” shall mean Company Intellectual Property that is owned or purportedly owned, or exclusively licensed to, the Company or any of its subsidiaries.

(vi)          “Company Products” means all hardware, software and all other products or services that have been or are produced, marketed, licensed, sold, imported, distributed or performed by or on behalf of the Company or any of its subsidiaries, and all products and services currently under development by the Company or any of its subsidiaries.

(vii)         “Company Registered Intellectual Property” shall mean all Registered Intellectual Property owned (in whole or part) registered or filed in the name of, or applied for, by the Company or any of its subsidiaries.

(viii)        “Company Source Code” means, collectively, any material software source code or confidential manufacturing specifications or designs, any material portion or aspect thereof, or any material proprietary information or algorithm contained in any software source code or confidential manufacturing specifications or designs, of any Company Products.

(ix)           “Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

(x)            “Registered Intellectual Property” shall mean all United States, international and foreign: (a) Patents; (b) registered trademarks, applications to register trademarks, including intent-to-use applications, or other registrations or applications related to trademarks; (c) registered Internet domain names; (d) copyrights registrations and applications for copyright registrations; and (e) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private, state, government or other public legal authority or Governmental Entity at any time.

(xi)           “Technology” shall mean any or all of the following: (a) works of authorship, including computer programs, algorithms, routines, source code and executable code, whether embodied in firmware, software or otherwise, documentation, designs, files, records and data (“Software”); (b) inventions (whether or not patentable), discoveries, improvements, and technology; (c) proprietary and confidential information, including technical data, customer and supplier lists and data, trade secrets, show-how, know-how and techniques; (d) databases, data compilations and collections and technical data; (e) tools, methods, processes, devices, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware and Software development tools; (f) World Wide Web addresses or uniform resource locators and domain names; and (g) any and all instantiations of the foregoing in any form and embodied in any media.

(b)           The Company and its subsidiaries (i) own, or (ii) have a license to all Company Intellectual Property.  Other than the Open Source listed in Section 2.18(n) of the Company Disclosure Letter and IP Licenses listed in Section 2.18(o)(ii) of the Company Disclosure Letter, the Company-Owned Intellectual Property constitutes all the Intellectual Property used in or necessary to, or would be infringed by, the conduct of the business of the Company and each of its subsidiaries as it currently is conducted, and as it is currently planned or contemplated to be conducted by the Company and each such subsidiary (in each case as conducted or planned to be conducted in the relevant jurisdictions by the Company and its subsidiaries), including the operation, design, development, manufacture, use, import, distribution and sale of Company Products.  Notwithstanding the foregoing, with respect to third party owned Patents only, the foregoing representations are made to the knowledge of the Company.

(c)           Section 2.18(c) of the Company Disclosure Letter is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any applications, proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

(d)           Each item of Company Registered Intellectual Property is currently in compliance with all formal legal requirements and is valid and subsisting (or in the case of applications, applied for) and all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made.  All necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed (and the Company is current in all filing requirements) with the relevant patent, copyright, trademark, Internet, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of applying for, perfecting, prosecuting and maintaining such Registered Intellectual Property Right. There are no actions that must be taken by the Company or any of its subsidiaries within 120 days of the date hereof, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights.

(e)           No Company-Owned Intellectual Property or Company Products are subject to, and the Company and its subsidiaries are not a party to, any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that (i) restricts or may restrict in any manner the use, transfer or licensing of Company-Owned Intellectual Property or Company Products by the Company or any of its subsidiaries, (ii) may adversely affect the validity, use or enforceability of such Company-Owned Intellectual Property or Company Product or (iii) restricts or may restrict the conduct of the Company’s business in order to accommodate Intellectual Property Rights of third parties.

(f)            The operation of the business of Company and its subsidiaries as such business currently is conducted or is contemplated to be conducted by Company or any of its subsidiaries  (in each case as conducted or planned to be conducted in the relevant jurisdictions by the Company and its subsidiaries), including (i) the design, development, manufacture, distribution, reproduction, use, importation, marketing or sale of the Company Products and (ii) Company’s use of any product, device or process, has not, does not, and will not when conducted by Parent and/or the Surviving Corporation in substantially the same manner following the Closing, infringe or misappropriate the Intellectual Property Rights (excluding Patents) or other right of any person or constitute unfair competition, passing off or unfair trade practices under the laws of any jurisdiction.  To the knowledge of Company, the operation of the business of Company and its subsidiaries as such business currently is conducted or is contemplated to be conducted by Company or any of its subsidiaries  (in each case as conducted or planned to be conducted in the relevant jurisdictions by the Company and its subsidiaries), including (i) the design, development, manufacture, distribution, reproduction, use, importation, marketing or sale of the Company Products and (ii) Company’s use of any product, device or process, has not, does not, and will not when conducted by Parent and/or the Surviving Corporation in substantially the same manner following the Closing, infringe any Patents of any person.

(g)           To the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company or each such subsidiary has recorded each assignment of Registered Intellectual Property assigned to the Company or such subsidiary with the relevant Governmental Entity.

(h)           All Company Intellectual Property will be fully transferable, alienable and licensable by Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party.

(i)            The Company or one of its subsidiaries is the exclusive owner or exclusive licensee of all Company-Owned Intellectual Property, free and clear of any lien or Encumbrance (excluding non-exclusive licenses and related restrictions granted in the normal course).

(j)            Section 2.18(j) of the Company Disclosure Letter lists all IP Licenses pursuant to which the Company or any of its subsidiaries created or developed any Intellectual Property for or on behalf of any third party and granted such third party any exclusive rights to or joint or sole ownership of such Intellectual Property. Neither the Company nor any of its subsidiaries have permitted Company’s or such subsidiary’s rights in Company-Owned Intellectual Property to lapse or enter the public domain. Neither the Company nor any of its subsidiaries have taken, or failed to take, any action in the application for or prosecution of any Company Registered Intellectual Property  that was applied for that would render such Company Registered Intellectual Property invalid or unenforceable.

(k)           All Company-Owned Intellectual Property was written and created solely by (A) Employees acting within the scope of their employment, (B) third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company or such subsidiary and have irrevocably waived all Moral Rights with respect thereto, or (C) third parties who have entered into an agreement with the Company or one of its subsidiaries pursuant to which any Intellectual Property authored or created by such third party would be considered a work made for hire pursuant to 17 U.S.C. § 101 et seq., and no third party owns or has any rights to any such Intellectual Property.

(l)            Any hardware or Software required for end users or customers to operate Company Products is generally commercially available.

(m)          No person who has licensed any Intellectual Property to the Company or any of its subsidiaries has ownership rights or license rights to improvements made by or for the Company or any such subsidiary in such Intellectual Property.

(n)           Section 2.18(n) of the Company Disclosure Letter sets forth (1) all Open Source Materials incorporated in or distributed with each Company Product; (2) the manner in which such Open Source Materials has been incorporated in or distributed with the Company Product (including a description of whether it is dynamically or statically linked) and (3) all Open Source Materials other than those described in (1) and (2) that the Company has or does use in the operation of the business as currently conducted by the Company.  Neither the Company nor any subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Products; (ii) distributed Open Source Materials in conjunction with any Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company or any of its subsidiaries with respect to any Company-Owned Intellectual Property  (A) to disclose or distribute any such Company-Owned Intellectual Property in source code form, (B) to license any such Company-Owned Intellectual Property for the purpose of making derivative works, or (C) to redistribute any such Company-Owned Intellectual Property at no charge). “Open Source Materials” means all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License.

(o)           Section 2.18(o)(i) of the Company Disclosure Letter lists all Contracts to which Company or any of its subsidiaries is a party in which Company or any of its subsidiaries has licensed or transferred (contingent or otherwise) or authorized the retention of any exclusive rights to use or joint or sole ownership of any Intellectual Property to any third party (other than non-exclusive end-user licenses in connection with the sale of Company Products on the Company’s standard form or non-disclosure agreements in the ordinary course).  Section 2.18(o)(ii) of the Company Disclosure Letter lists all Contracts to which Company or any of its subsidiaries is a party pursuant to which a third party has licensed or transferred any Intellectual Property to Company or its subsidiaries (other than with respect to standard, generally commercially available “off the shelf” products that are not material components redistributed with Company Products and that have an individual acquisition cost (or annual licensing fee) of $25,000 or less or non-disclosure agreements in the ordinary course).  Section 2.18(o)(iii) of the Company Disclosure Letter lists, for each Company Product, all Intellectual Property of a third party used in such Company Product and the IP License pursuant to which Company acquired the right to use such Intellectual Property.

(p)           After the Closing, the Surviving Corporation will be permitted to exercise all of the Company’s rights under all material Contract relating to Intellectual Property to the same extent the Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.  Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Surviving Corporation by operation of law or otherwise of any Contracts to which Company is a party, will result in (i) either Parent’s or the Surviving Corporation’s granting to any third party any right to or with respect to any material Intellectual Property Right owned by, or licensed to, either of them (other than the rights granted in any Contracts so assigned), (ii) either the Parent’s or the Surviving Corporation’s being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, (iii) either the Parent’s or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Surviving Corporation, respectively, prior to Closing (other than any  amounts which Company would have otherwise been required to pay had the transactions contemplated by this Agreement not occurred and which are set forth in such Contract), (iv) a violation or breach, modification, cancellation, termination of any IP license or trigger any rights or options with respect to the Company Intellectual Property or (v) the release of Company Source Code.

(q)           To the knowledge of the Company and each of its subsidiaries, there are no Contracts between the Company or any such subsidiary and any other person with respect to Company-Owned Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company or such subsidiary thereunder.

(r)            To the Company’s and each of its subsidiaries’ knowledge, there is no material unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party, including any Employee.  Neither the Company nor any of its subsidiaries has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property or breach of any IP License.

(s)           Neither Company nor any of its subsidiaries has received notice from any third party that the operation of the business of Company or any of its subsidiaries or any act, Company Product, allegedly infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction. Neither the Company nor any of its subsidiaries has received any written opinion of legal counsel that any Company Product or the operation of the business of the Company or any of its subsidiaries, as previously or currently conducted, or as currently proposed to be conducted by the Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party.

(t)            Section 2.18(t) of the Company Schedule lists all material IP Licenses between the Company or any of its subsidiaries and any other person wherein or whereby the Company or such subsidiary has agreed to, or assumed outside the ordinary course of business, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such subsidiary or such other person of the Intellectual Property Rights of any person other than the Company or such subsidiary.

(u)           Neither the Company nor any of its subsidiaries have been sued in any suit, action or proceeding (or received any written notice or, to the knowledge of the Company, threat) that claims that the Company or its subsidiaries has infringed or misappropriated any Intellectual Property Right of any third party or which contests the validity of any Company Registered Intellectual Property or the Company’s or any of its subsidiary’s ownership of any Company-Owned Intellectual Property.

(v)           The Company and each of its subsidiaries have taken steps that are reasonably sufficient to protect the Company’s and such subsidiaries’ rights in confidential information and trade secrets of the Company or such subsidiary or provided by any other person to the Company or such subsidiary.  Without limiting the foregoing, the Company and each of its subsidiaries have and enforce a policy requiring each technical Employee to execute a proprietary rights and confidentiality agreement substantially in the form set forth in Section 2.18(v) of the Company Disclosure Letter and all current and former employees, individual consultants and independent contractors of Company and each of its subsidiaries who independently or jointly contributed to the conception, reduction to practice, creation or development of any of the

Company-Owned Intellectual Property have executed such an agreement assigning all of such employees’ and consultants’ rights and ownership in and to such contributions to the Company or such subsidiary.

(w)          The Company has and enforces a policy to document all material bugs, errors and defects in all the Company Products, and such documentation is retained and is available internally at the Company.  There have been, and are, no material claims (potential value of $25,000 or more) asserted or pending against the Company or any subsidiary or distributors related to the Company Products.

(x)            Neither the Company nor any of its subsidiaries nor any other person then acting on their behalf has disclosed, delivered or licensed to any third party, agreed in writing to disclose, deliver or license to any third party, or permitted the disclosure or delivery to any third party of, any Company Source Code, other than to individual consultants or employees having a need to know for the development or support of Company Source Code and who are subject to binding confidentiality agreements with the Company or any of its subsidiaries.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will result in the disclosure, delivery or license by the Company or any of its subsidiaries or any person then acting on their behalf to any third party of any Company Source Code.

(y)           Except as may have been included in the Company Products and Company Intellectual Property while not under the Company’s or any of its subsidiaries’ control, all Company Products and Company Intellectual Property are free of disabling codes or instructions and any “back door”, “time bomb”, “Trojan horse”, worm, “drop dead device”, virus or other software routines or hardware components that permit unauthorized access to or the unauthorized disablement or erasure of such Company Product or Company Intellectual Property (or parts thereof) or other data or other software of users.  For the purpose of the foregoing, such “unauthorized” devices and software do not include any software keys or other security devices authorized by the Company in the ordinary course of business.

(z)            The Company and its subsidiaries have not collected any personally identifiable information from any third parties except as described in Section 2.18(z) of the Company Disclosure Letter.  The Company and its subsidiaries have complied with all applicable laws and their respective internal privacy policies relating thereto.  The execution, delivery and performance of this Agreement complies with all applicable laws relating to privacy and the Company’s and its subsidiaries’ applicable privacy policies.  True and correct copies of all applicable privacy policies have been furnished to Parent and the Company and its subsidiaries have at all times made all disclosures to users or customers required by applicable laws and none of such disclosures made or contained in any such privacy policy or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable laws.

2.19         Contracts.

(a)           Except as set forth in Section 2.19(a) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or is bound by:

(i)            any Contract of indemnification or warranty or any Contract containing any support, maintenance or service obligation on the part of the Company or any of its subsidiaries, other than any Contract entered into in connection with the sale or license of Company Products in the ordinary course of business;

(ii)           any Contract limiting in any respect the right of the Company or any of its subsidiaries to engage or participate, or compete with any person, in any line of business, market or geographic area, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any person, or any Contract otherwise limiting the right of the Company or any of its subsidiaries to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(iii)          any Contract relating to the disposition by the Company or any of its subsidiaries of a material amount of assets not in the ordinary course of business or pursuant to which the Company or its subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which the Company or any of its subsidiaries has any material ownership interest in any person, corporation, partnership, joint venture or other business enterprise other than the Company’s subsidiaries;

(iv)          any distributor, reseller, original equipment manufacturer, sales representative, sales agency or manufacturer’s representative Contract (other than any Contract with the foregoing substantially based on the Company or any of its subsidiaries’ standard forms), or any dealer, distributor, joint marketing or development Contract currently in force under which the Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service, or any Contract pursuant to which the Company or any of its subsidiaries have continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole, by the Company or any of its subsidiaries, or any joint venture Contract or any other agreement that involves a sharing of revenues, profits, cash flows, expenses or losses with other persons or the payment of royalties to any other person, or any Contract providing for the development of any material software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any of its subsidiaries other than Contracts with Employees and individual consultants and independent contractors substantially based on the Company’s or any of its subsidiaries’ standard forms;

(v)           any Contract pursuant to which the Company or any of its subsidiaries has deposited, or is required to deposit with an escrow holder any source code;

(vi)          any Contract to authorize or license any third party to manufacture or reproduce any Company Product or any Contract to sell or distribute any Company Products except agreements with distributors, sales representatives or resellers substantially based on the Company’s or its subsidiaries’ standard forms;

(vii)         any mortgages, indentures, guarantees, promissory notes, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (excluding standard invoice terms for payment of invoices in connection with the sale of Company Products), or any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(viii)        any settlement or litigation “standstill” agreement;

(ix)           any Contract of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person;

(x)            any Contract for capital expenditures involving future payments by the Company over the next 12 months in excess of $25,000 in the aggregate;

(xi)           any Contract pursuant to which the Company or any of its subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving future payments by the Company over the next 12 months in excess of $25,000 in the aggregate;

(xii)          any Contract with any person with whom the Company or any of its subsidiaries does not deal at arm’s length;

(xiii)         any Contract with any Governmental Entity (a “Government Contract”);

(xiv)        any sales Contract constituting a “side letter” which commits the Company or any of its subsidiaries to deliver products or services (including future software upgrades or enhancements) on a “free of charge” basis to any customer in the future;

(xv)         any Contract entitling third party (other than an Employee), to a commission or “finder’s fee” payable by the Company or any of its subsidiaries, other than agreements with distributors, sales representatives or resellers in substantially the form of the Company’s standard forms;

(xvi)        any Contract pursuant to which the Company or any of its subsidiaries has future commitments related to the purchasing of services in excess of $50,000 in any one-year period;

(xvii)       any non-ordinary course confidentiality, secrecy or non-disclosure Contract; or

(xviii)      any Contract not otherwise disclosed in the Company Disclosure Letter (i) under which the consequences of a default could reasonably be expected to have a Material Adverse Effect on the Company, (ii) that is of the nature required to be filed by Company as an exhibit to an Annual Report on Form 10-K under the Exchange Act; or (iii) that is otherwise material to the Company or any of its subsidiaries or their respective businesses, operations, properties, assets, financial condition, results of operations or cash flows.

(b)           Except as set forth in Section 2.19(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries, nor to the Company’s knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written, or to the Company’s knowledge, oral notice that it has actually or potentially breached, violated or defaulted under, any of the material terms or conditions of any of the Contracts or commitments to which the Company or any of its subsidiaries is a party or by which it is bound that are referenced in Section 2.17 or are required to be disclosed in Sections 2.11(b)(i), 2.14(a), 2.18 or 2.19(a) of the Company Disclosure Letter (any such Contract or commitment, a “Company Contract”) in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate). The Company or the applicable Company subsidiary has performed in all material respects all of the obligations required to be performed by it and is entitled to all material benefits under any Company Contract.  Each of the Company Contracts is in full force and effect, and has not been amended in any material respect.  The Company has furnished to Parent true and correct copies of all Company Contracts and any Contracts the Company may have with its top twenty customers and suppliers, as measured by the dollar volume of business done individually with such customers and suppliers during the nine months ended October 31, 2004 and during the fiscal year ended January 31, 2004.

(c)           To the knowledge of the Company and its subsidiaries, with respect to any Government Contract, there is, as of the date of this Agreement, neither an existing: (i) civil fraud or criminal investigation by any Governmental Entity; (ii) qui tam action brought against the Company or any of its subsidiaries under the Civil False Claims Act; (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any of its subsidiaries; (iv) claim or request by a Governmental Entity for a contract price adjustment based on asserted defective pricing, disallowance of cost or non compliance with statute, regulation or contract; (v) dispute involving the Company or any of its subsidiaries on a Government Contract; or (vi) claim or equitable adjustment by the Company or any of its subsidiaries relating to a Government Contract.  Neither the Company nor any of its subsidiaries has any material liability for renegotiation of Government Contracts.

2.20         Insurance.  Section 2.20 of the Company Disclosure Letter lists all insurance policies (including fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies) and/or fidelity bonds covering the assets, business, equipment, properties, operations, and Employees (collectively, the “Insurance Policies”) maintained by the Company and its subsidiaries and includes for each such Insurance Policy, the amount of the annual premium and the maximum coverage amounts per incident and per year.  Each of Company and each subsidiary has furnished to Parent true, correct and complete copies of all Insurance Policies.  There is no claim by the Company or any of its subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such Insurance Policies have been paid, and the Company and each of its subsidiaries, as the case may be, is otherwise in compliance with the terms of such Insurance Policies.  The Company has not made any untrue statement about itself or its business in any application for insurance.  All Insurance Policies remain in full force and effect, and neither the Company nor any of its subsidiaries has knowledge of any threatened termination of, or premium increase with respect to, any such Insurance Policies.

2.21         Opinion of Financial Advisor.  The Company has been advised in writing by its financial advisor, America’s Growth Capital, LLC that in its opinion, as of the date of this Agreement, the Per Share Merger Consideration is fair to the stockholders of the Company from a financial point of view, a signed copy of such opinion of which has been furnished to Parent.

2.22         Board Approval.  The full Board, by resolutions duly adopted (and not thereafter modified or rescinded) as of the date of this Agreement, has unanimously (a) approved this Agreement and the Merger and determined that this Agreement and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved, subject to stockholder approval of this Agreement, the Transactions, and (c) directed that adoption of this Agreement be submitted to the Company stockholders for consideration and  recommended that the stockholders of the Company adopt this Agreement.

2.23         State Takeover Statutes.  The Board has approved the Merger, this Agreement and the Company Voting Agreements and taken all actions sufficient to render inapplicable to the Merger, the execution, delivery and performance of this Agreement and the Company Voting Agreements and the Transactions and the transactions contemplated by the Company Voting Agreements, the provisions of Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203).  No other state takeover statute or similar statute or regulation or anti-takeover provision in the Company Charter Documents applies to, purports to apply or at the Effective Time will be applicable to the Merger, this Agreement and the Company Voting Agreements or the Transactions and the transactions contemplated by the Company Voting Agreements.

2.24         Interested Party Transactions.  Except as disclosed in the Company’s definitive proxy statements included in the SEC Reports, since December 31, 2001, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as follows (such representations and warranties of Merger Sub to be as of the date that Merger Sub executes and delivers the Agreement to the Company):

3.1           Corporate Organization.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement.

3.2           Authority Relative to this Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger as required by Delaware Law).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.  No vote of the holders of any shares of Parent capital stock is required to approve this Agreement or the transactions contemplated hereby.

3.3           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate Parent’s certificate of incorporation or bylaws, each as amended to date, (ii) subject to compliance with the requirements set forth in Section 3.3(b) hereof, conflict with or violate any Legal Requirements applicable to Parent or by which its properties are bound or affected, or (iii) conflict with or violate, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the properties or assets of Parent pursuant to any Contract to which Parent is a party or by which Parent or its properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements under the HSR Act and of foreign Governmental Entities, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement.

3.4           Proxy Statement.  The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which shall have become false or misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in the Proxy Statement.

3.5           Sufficient Funds.  Parent has and will have at the Effective Time sufficient cash or cash-equivalent funds to consummate the Transactions, including acquiring all of the outstanding shares of Company Common Stock in the Merger.

3.6           No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1           Conduct of Business by Company.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable material Legal Requirements, (ii) pay its Liabilities and Taxes when due (subject to good faith disputes over such Liabilities or Taxes), (iii) pay or perform other material obligations when due (subject to good faith disputes over such payments or performance), (iv) use its reasonable efforts to assure that each of its material Contracts entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, (v) maintain each of its leased premises in accordance with the terms of the applicable lease in all material respects, (vi) notify and give Parent the opportunity to participate in the defense or settlement of any litigation to which the Company is a party, and (vii) use its commercially reasonable efforts consistent with past practices and policies to (A) preserve intact its present business organization, (B) keep available the services of its present Employees, and (C) preserve its relationships with customers, suppliers, distributors, consultants, licensors, licensees and others with which it has business dealings.  In addition, the Company shall promptly notify Parent of any event involving its or its subsidiaries’ businesses or operations occurring outside the ordinary course of business which could reasonably be expected to result in a Material Adverse Effect on the Company.

In addition, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed and may be in a response by e-mail by an officer of Parent specifically providing such consent or any other person specifically designated to provide e-mail consent by an officer of Parent), except as permitted or required by this Agreement and except as provided in Section 4.1 of the Company Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a)           Waive any stock repurchase rights, accelerate, amend or change the period of exercisability or vesting of any Company Stock Options or other rights granted under any Company Stock Plan or the Company ESPP or the vesting of the securities purchased or purchasable under such Company Stock Options or other rights or the vesting schedule or repurchase rights applicable to any Unvested Shares;

(b)           Amend or change any other terms of Company Stock Options or Unvested Shares or other rights granted under the Company Stock Plans;

(c)           Authorize cash payments in exchange for any Company Stock Options or other rights granted under Company Stock Plans or the securities purchased or purchasable under such Company Stock Options or rights;

(d)           Grant or pay, or enter into any agreement, arrangement or amendment to an existing agreement or arrangement providing for the granting of, any severance or termination pay (whether in cash, stock, equity securities, or property) or the acceleration of vesting or other benefits to any Employee except pursuant to written agreements, policies or plans outstanding on the date hereof and identified in the Company Disclosure Letter, or adopt any new severance or termination plan, program or arrangement, or amend or modify or alter in any manner any severance or termination plan, agreement or arrangement existing on the date hereof (including any retention, change of control or similar agreement), or grant any equity-based compensation, whether payable in cash or stock;

(e)           Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future rights to the Company Intellectual Property, in each case other than non-exclusive licenses granted to end-users and non-exclusive distribution, reseller and similar commercial agreements entered into in the ordinary course of business and consistent with past practice, or transfer or license from any person or entity any Intellectual Property other than in the ordinary course of business consistent with past practice; provided that in no event shall the Company (i) license, on an exclusive basis, or enter into a distribution, reseller or similar arrangement, on an exclusive basis, or sell or transfer the ownership of, any Company Intellectual Property; or (ii) enter into any Contract (A) providing for any site licenses, (B) containing pricing or discounting terms or provisions other than in the ordinary course of business consistent with past practice, (C) requiring the Company to use its “best efforts”, (D) limiting the right of the Company to engage in any line of business or to compete with any person, or (E) not otherwise in compliance with Section 4.1(f);

(f)            Enter into any Contract (i) requiring the Company to pay in excess of, or requiring the Company to purchase a minimum amount of products or services with aggregate commitments over the life of all such Contracts in excess of, $50,000 individually, or (ii) requiring the Company to (A) provide a minimum amount of products or services with commitments over the life of such Contract in excess of $400,000, or (B) provide products or services at a later date at a fixed price obligating the Company to provide such products or services at such fixed price for a period of more than 12 months (except as set forth on Section 4.1(f) of the Company Disclosure Letter);

(g)           Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(h)           Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of Unvested Shares at or below cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date of this Agreement, provided that no such repurchase shall be permitted in the event the per share repurchase price is greater than the Per Share Merger Consideration;

(i)            Except as set forth in Section 4.1(i) of the Company Disclosure Letter (provided that in no event shall the Company grant “below market options” as contemplated by Section 409A of the Code), issue, deliver, sell, purchase, authorize or designate (including by certificate of designation) or pledge or otherwise encumber, or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of the date of this Agreement, or (ii) Company Common Stock issuable to participants in the Company ESPP consistent with the terms thereof and subject to Section 1.6(e);

(j)            Cause, permit or submit to a vote of the Company’s stockholders any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

(k)           Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to enter into any joint ventures, strategic partnerships or similar alliances;

(l)            (i) Sell, lease, license, encumber or otherwise dispose of any tangible properties or tangible assets except sales of inventory in the ordinary course of business consistent with past practice, and except for the sale, lease, licensing, encumbering or disposition of property or assets not in excess of $10,000 individually or $50,000 in the aggregate, provided such property or assets are not material, individually or in the aggregate, to the business or prospects of the Company and its subsidiaries taken as a whole, or (ii) enter into any agreement for the purchase or sale of any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, knowingly violate or terminate any of the terms of any Real Estate Leases;

(m)          Make any loan, advance (other than business expense advances to Employees in the ordinary course of business consistent with past practice) or capital contribution to, or investment in, any person (other than investments in and capital contributions to any subsidiary that is directly or indirectly wholly-owned by the Company for the primary purpose of employing persons in a foreign country), incur any indebtedness for borrowed money (other than indebtedness for borrowed money under the Company Contracts listed in Section 2.19(a)(v) of the Company Disclosure Letter and incurred in the ordinary course of business consistent with past practice) or guarantee any such indebtedness or the indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any “keep well” or other agreement to maintain any financial statement condition, forgive or discharge in whole or in part any outstanding loans for borrowed money, modify any loan for borrowed money previously granted, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its subsidiaries against fluctuations in commodities prices or exchange rates, or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(n)           Adopt, terminate or amend any Company Employee Plan or enter into any Company Employee Plan, or amend any compensation, bonus, commission, insurance coverage (except as contemplated by this Agreement), benefit, entitlement, grant or award provided or made under any Company Employee Plan; or enter into any collective bargaining agreement; pay any special bonus, commission or special remuneration to any Employee (cash, equity or otherwise); increase the salaries, bonuses, commissions or wage rates or fringe benefits (including rights to severance or indemnification) of its Employees; pay any benefit not provided for as of the date of this Agreement under any Company Employee Plan; or add any new members to the Board;

(o)           (i) Pay, discharge, settle or satisfy any Liabilities which are individually or in the aggregate material to the Company, other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities reflected in the Interim Balance Sheet or incurred since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practices, set forth on Section 2.8 of the Company Disclosure Letter or pursuant to Contracts furnished to Parent, or (ii) waive the benefits of, release any person from or knowingly fail to enforce the confidentiality or nondisclosure provisions of any material Contract to which the Company or any of its subsidiaries is a party or of which the Company or any of its subsidiaries is a beneficiary;

(p)           (i) Enter into (unless otherwise not prohibited by this Section 4.1), modify or amend (unless such amendment, if it were a new Contract, would otherwise not be prohibited by this Section 4.1), or terminate any Contract of a nature required to be listed as a Company Contract in the Company Disclosure Letter or waive, delay the exercise of, release or assign any material rights or claims thereunder, or (ii) enter into or amend any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Intellectual Property or business, or containing any non-competition covenants or other material restrictions relating to its or Parent’s business activities or the effect of which would be to grant to a third party following the Merger the actual or potential right to license any Intellectual Property owned by Parent or its subsidiaries (other than, with respect to subsidiaries, the Surviving Corporation);

(q)           Except as required by GAAP or SEC rules and regulations, revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice) or make any change in accounting methods, principles or practices;

(r)            Enter into, renew or materially modify any Contract relating to the distribution, sale, license or marketing by third parties of the Company Products, other than (i) renewals of existing Contracts on a nonexclusive basis or modifications in connection with renewals of existing Contracts on a nonexclusive basis, or (ii) new nonexclusive Contracts, either of which can be terminated without penalty upon notice of 60 days or less, and are otherwise in compliance with this Section 4.1;

(s)           Make or change any material Tax election or Tax accounting method that is reasonably likely to adversely affect in any material respect the Tax attributes or Tax liabilities of the Company, enter into any Tax sharing or similar agreement, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes;

(t)            Other than taking any action permitted by Section 5.4(d), engage in any action with the intent to, directly or indirectly, adversely impact or materially delay the consummation of the Transactions;

(u)           Except as set forth in Section 4.1(u) of the Company Disclosure Letter, (i) hire any officers, consultants, independent contractors or employees (except that in the event an employee is terminated pursuant to clause (ii) hereof or voluntarily terminates, including by death or disability, his or her employment, a replacement may be engaged to fill such terminated employee’s position, provided (A) any consideration payable for services rendered by such replacement is of a kind and amount not otherwise prohibited by this Section 4.1 and substantially similar in kind and amount to the consideration paid for such terminated employee, and (B) any arrangement with any such replacement shall be terminable, at the sole option of Parent, without payment or penalty at the Effective Time), or enter into, or amend or extend the term of, any employment or consulting agreement with any Employee, or (ii) terminate any Employee (except for termination for cause), or take any action that would allow any Employee to claim a constructive termination or termination for “good reason”;

(v)           Except for payments arising directly out of the Transactions, make any individual or series of related payments outside of the ordinary course of business (including payments to legal, accounting or other professional service advisors) in excess of $200,000 in the aggregate other than pursuant to Contracts existing on the date hereof and made available to Parent prior to the date hereof;

(w)          Commence or settle any threatened or pending litigation (other than any litigation to enforce any of its rights under this Agreement);

(x)            Adopt, implement or amend any stockholder rights plan, “poison pill” anti-takeover plan or other similar plan, device or arrangement that, in each case, is applicable to Parent or any of its affiliates or the transactions contemplated by this Agreement;

(y)           Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied, other than the termination of this Agreement pursuant to Article VII or actions to enforce its rights under this Agreement;

(z)            Make any capital expenditures, capital additions, capital improvements or other expenditures in excess of $600,000 in the aggregate;

(aa)         Materially change the amount of any insurance coverage;

(bb)         Fail to timely file any of the forms, reports and documents required to be filed with the SEC;

(cc)         Materially change the manner in which it extends warranties or credits to customers;

(dd)         Enter into any Contract or transaction in which any officer, director, employee, agent or stockholder of the Company or any of its subsidiaries (or any member of their families) has an interest under circumstances that, if entered immediately prior to the date of this Agreement, would require that such Contract be listed on Section 2.11(b)(i) of the Company Disclosure Letter;

(ee)         Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through Section 4.1(dd), or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect such that the conditions set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1           Proxy Statement.

(a)           As promptly as practicable after the execution of this Agreement, the Company shall prepare, and file with the SEC, preliminary proxy materials relating to the Company Stockholder Approval.  Parent shall provide promptly to the Company such information concerning Parent as, in the reasonable judgment of Parent, the Company or their respective counsel, may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto.  At the earliest practicable time following the later of (i) receipt and resolution of SEC comments thereon, or (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file definitive proxy materials with the SEC and cause the Proxy Statement to be mailed to its stockholders. The Company will use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger (or as required or appropriate to facilitate the Merger) to comply in all material respects with all applicable Legal Requirements. Prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity, the Company shall provide Parent (which term shall in all instances in this Section 5.1 also include Parent’s counsel) with reasonable opportunity to review and comment on each such filing in advance and the Company shall in good faith consider including in such filings all comments reasonably proposed by Parent.

(b)           The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or any such other filing.  The Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications with the SEC and its staff (including all meetings and telephone conferences) relating to the Proxy Statement, this Agreement or the Merger.  The Company shall consult with Parent prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to any filings related to (or necessary or appropriate to facilitate) the Merger, shall provide Parent with reasonable opportunity to review and comment on any such written response in advance and shall in good faith consider including in such response all comments reasonably proposed by Parent.  Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the Company shall promptly inform Parent of such occurrence, provide Parent with reasonable opportunity to review and comment on any such amendment or supplement in advance, shall in good faith consider including in such amendment or supplement all comments reasonably proposed by Parent, and shall cooperate in filing with the SEC or its staff or any other Governmental Entity, and/or mailing to the stockholders of the Company, such amendment or supplement.

5.2           Meeting of Company Stockholders.

(a)           Promptly after the date hereof, the Company shall take all action necessary in accordance with Delaware Law and the Company Charter Documents to convene an annual or special meeting of its stockholders for the purpose of considering and taking action on this Agreement (the “Stockholders’ Meeting”), to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the Proxy Statement is cleared by the SEC (or if no SEC comments are received on or prior to the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, within 55 days after such initial filing).  Subject to Section 5.4(d), the Company shall use reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and shall take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals.  Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company’s stockholders in advance of a vote on this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting.  The Company shall ensure that the Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Stockholders’ Meeting are solicited, in compliance with Delaware Law, the Company Charter Documents, the rules of Nasdaq and all other applicable Legal Requirements.

(b)           Subject to the terms of Section 5.4(d): (i) the Board shall unanimously recommend that the Company’s stockholders vote in favor of the adoption of this Agreement at the Stockholders’ Meeting; (ii) the Proxy Statement shall include (A) the fairness opinion referred to in Section 2.20 and (B) a statement to the effect that the Board has unanimously recommended that the Company’s stockholders vote in favor of the adoption of this Agreement at the Stockholders’ Meeting; and (iii) neither the Board nor any committee thereof shall withdraw, amend, change or modify, or propose or resolve to withdraw, amend, change or modify in a manner adverse to Parent, the unanimous recommendation of the Board that the Company’s stockholders vote in favor of the adoption of this Agreement.  Nothing in this Agreement shall prohibit the Board or any director from fulfilling its or his duty of candor or disclosure to the Company’s stockholders under applicable law. For purposes of this Agreement, said recommendation of the Board shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

5.3           Confidentiality; Access to Information.

(a)           The parties acknowledge that Parent and the Company have previously executed a letter agreement, dated as of December 2, 2004 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, other than the provisions of paragraph 1 of the Confidentiality Agreement, which are superseded by Section 5.4.

(b)           The Company shall afford Parent and its accountants, counsel, advisors and other representatives reasonable access, subject to Legal Requirements, during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, financial positions, results of operations and personnel of the Company, as Parent may reasonably request.

(c)           No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transactions.

5.4           No Solicitation.

(a)           No Solicitation.  From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to its terms, the Company and its subsidiaries shall not, nor shall they authorize or permit any of their respective officers and directors (or affiliates of any of such officers or directors), affiliates, or employees or any investment banker, attorney, accountant or other advisor or representative retained by the Company or any subsidiaries (collectively, “Representatives”) to directly or indirectly:  (i) solicit, initiate, or knowingly encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.4(g)(i)) with respect to the Company or any subsidiary, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or any subsidiary, (iii) engage in discussions with any person with respect to any Acquisition Proposal with respect to the Company or any subsidiary, except as to the existence of these provisions and to the extent specifically permitted pursuant to Section 5.4(d), (iv) approve, endorse or recommend any Acquisition Proposal with respect to the Company or any subsidiary (except to the extent specifically permitted pursuant to Section 5.4(d)), or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to the Company or any subsidiary.  The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

(b)           Notification of Unsolicited Acquisition Proposals.

(i)            As promptly as practicable (but in no event more than 48 hours) after the first officer or director of the Company becomes aware of the receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which the Board reasonably believes would lead to an Acquisition Proposal, the Company shall provide to Parent oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry.  The Company shall provide to Parent as promptly as practicable (but in no event more than 48 hours thereafter) oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry (to the extent such nonpublic information has not been previously so furnished).

(ii)           The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting at which the Board is reasonably expected to consider any Acquisition Proposal.

(c)           Superior Offers.  Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company or any subsidiary receives an unsolicited, bona fide written Acquisition Proposal from a third party that the Board has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), is, or is reasonably expected to result in, a Superior Offer (as defined in Section 5.4(g)(ii)), the Company and its Representatives on behalf of the Company may then take the following actions (but only if and to the extent that the Board concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law):

(i)            Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) (1) concurrently with furnishing any such nonpublic information to such party, its gives Parent written notice of its intention to furnish nonpublic information and (2) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on its behalf, the terms of which are at least as restrictive to such third party as the terms contained in the Confidentiality Agreement and (B) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(ii)           Engage in discussions and negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into discussions and negotiations with such third party, the Company gives Parent written notice of the its intention to enter into discussions and negotiations with such third party.

(d)           Changes of Recommendation.  In response to the receipt of a Superior Offer, the Board may withhold, withdraw, amend or modify its unanimous recommendation in favor of the Merger, recommend a Superior Offer and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by the Board or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (vi) are met:

(i)            A Superior Offer with respect to the Company has been made and has not been withdrawn;

(ii)           The Stockholders’ Meeting has not occurred;

(iii)          The Company shall have (A) provided to Parent written notice which shall state expressly (1) that the Company has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer, and (3) that the Board intends to effect a Change of Recommendation and the manner in which it intends to do so, (B) provided to Parent a copy of all written materials delivered to the person or group making the Superior Offer in connection with such Superior Offer, and (C) made available to Parent all materials and information made available to the person or group making the Superior Offer in connection with such Superior Offer;

(iv)          The Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the Change of Recommendation is required in order for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law;

(v)           Parent shall not have, within five (5) days of Parent’s receipt of the notice referred to in Section 5.4(d)(iii), made an offer that the Board by a majority vote determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable, from a financial point of view, to the Company’s stockholders as such Superior Offer (it being agreed that (A) the Board shall convene a meeting to consider any such offer by Parent promptly following receipt thereof, (B) that the Board will not withhold, withdraw, amend or modify its recommendation to the Company’s stockholders in favor of the adoption of this Agreement for five (5) days after receipt by Parent of the notice referred to in Section 5.4(d)(iii), and (C) any change to the financial or other material terms of such Superior Offer shall require a new notice pursuant to Section 5.4(d)(iii) and a new five (5) day period under this Section 5.4(d)(v).

(vi)          It shall not have breached any of the provisions set forth in this Section 5.4.

(e)           Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote.  Notwithstanding anything to the contrary contained in this Agreement (but subject to the Company’s right to terminate this Agreement pursuant to Section 7.1(e)), the obligation of the Company to call, give notice of, convene and hold the Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any Change of Recommendation.  Prior to the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so.

(f)            Compliance with Tender Offer Rules.  Nothing contained in this Agreement shall prohibit the Board from taking any action necessary to comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided that the content of any such disclosure shall be governed by the terms of this Agreement.  Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.4(d).

(g)           Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “Acquisition Proposal,” shall mean any offer or proposal, relating to any transaction or series of related transactions involving:  (A) any purchase or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the Company any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the Company (including its subsidiaries taken as a whole), or (C) any liquidation or dissolution of the Company; and

(ii)           “Superior Offer,” shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board has in good faith concluded (after consultation with its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger and for which financing, to the extent required, is then committed or, in the good faith judgment of the Board, such financing is reasonably capable of being consummated.

5.5           Public Disclosure.

(a)           Parent and the Company shall consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Transactions, this Agreement or, except for as necessary to effect the Company’s rights under Section 5.4(d), an Acquisition Proposal, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement.  The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

(b)           The Company shall consult with Parent before issuing any press release or otherwise making any public statement with respect to the Company’s earnings or results of operations, and shall not issue any such press release or make any such public statement prior to such consultation, except, in exigent circumstances, as may be required by law or any listing agreement with a national securities exchange or Nasdaq, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement.

5.6           Reasonable Efforts; Notification.

(a)           Other than taking any action permitted by Section 5.4(d) and subject to the limitations set forth in Section 5.9, upon the terms and subject to the conditions set forth in this Agreement each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments not inconsistent with the terms of this Agreement reasonably necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement.  In connection with and without limiting the foregoing, the Company and its Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Transactions or this Agreement, use commercially reasonable efforts to ensure that the Transactions may be consummated in the most expeditious manner promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b)           The Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Article VI would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.  The Company will notify Parent of any actions, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the consummation of the Merger.

5.7           Third Party Consents and Notices.

(a)           As soon as practicable following the date hereof, the Company shall use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries’ respective material Contracts required to be obtained in connection with the consummation of the Transactions, including those set forth on Section 5.7 of the Company Disclosure Letter.

(b)           As soon as practicable following the date hereof, the Company shall deliver any notices required under any of its or its subsidiaries’ respective material Contracts that are required to be provided in connection with the consummation of the Transactions.

(c)           The Company shall give all notices and other information required to be given to the Employees, any collective bargaining unit representing any group of Employees, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable law in connection with the transactions contemplated by this Agreement.

5.8           Indemnification.

(a)           From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its current or former directors and officers (the “Indemnified Parties”) in effect on the date hereof and listed on the Company Disclosure Letter, and any indemnification provisions under the Company Charter Documents as in effect on the date hereof.  The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties or individuals who, immediately prior to the Effective Time, were Employees or agents of the Company, unless such modification is required by applicable law.

(b)           At any time prior to the Closing, the Company may purchase, for a price (which shall in no event exceed the Cap Amount regardless of any amounts credited against premium payments previously paid by the Company) not to exceed the amount set forth on Section 5.8(b) of the Company Disclosure Letter (the “Cap Amount”), directors’ and officers’ liability tail coverage (for a period of six (6) years following the Effective Time), covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy, on terms comparable to those applicable to the current directors and officers of the Company, and covering all periods prior to the Effective Time (the “Tail Coverage”).  As soon as practicable following the Closing, in the event Company shall not have purchased the Tail Coverage, Parent shall (or shall cause the Surviving Corporation to) purchase the Tail Coverage, provided that in no event shall Parent or the Surviving Corporation be required to expend in the aggregate in connection with the purchase of such Tail Coverage an amount in excess of the Cap Amount and, in the event a comparable level of directors’ and officers’ liability Tail Coverage is not readily available for the Cap Amount without undue effort or expense, Parent (or the Surviving Corporation, as the case may be) shall only be obligated to purchase such Tail Coverage as may be purchased for the Cap Amount.

(c)           This Section 5.8 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation.  Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 5.8.  In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or person in such consolidation or merger or (ii) transfers all or substantially all of its assets to any person, then in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.8

5.9           Regulatory Filings.

(a)           Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals of Governmental Entities required to be obtained by it for the consummation of the Merger.  Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable, make any initial filings required under the HSR Act, and as promptly as practicable make any other additional filings required by any other applicable Antitrust Laws (as defined herein).  The parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law; provided, that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.

(b)           Each party will notify the other promptly upon the receipt of:  (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.9(a), each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c)           Each of Parent and the Company shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, Council Regulation 139/2004 of the European Commission, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”).  Each of Parent and the Company shall use commercially  reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as practicable after the execution of this Agreement.  Parent and the Company shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: (i) entering into negotiations; (ii) providing information required by law or governmental regulation; and (iii) substantially complying with any “second request” for information pursuant to the Antitrust Laws.

(d)           Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that:  (i) Parent shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for a Divestiture.  “Divestiture” shall mean (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company, (B) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or the Company’s business or own such assets, or (C) the holding separate of the shares of Company Common Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock.

(e)           Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.9 shall limit a party’s right to terminate the Agreement pursuant to Section 7.1(b) so long as such party has until such date complied with its obligations under this Section 5.9.

5.10         Termination of Certain Benefit Plans.  Effective no later than the day immediately preceding the Closing Date, the Company and its ERISA Affiliates, as applicable, shall each terminate any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company that such 401(k) plans shall not be terminated) (collectively, for purposes of this Section 5.10 “Company Employee Plans”).  Unless Parent provides such written notice to the Company, no later than five (5) business days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board.  The form and substance of such resolutions shall be subject to advance review and approval of Parent (which approval shall not be unreasonably withheld or delayed).  The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require.

5.11         Employee Benefits.  As soon as practicable after the Effective Time, Parent shall provide the employees of the Company and its subsidiaries who remain employed after the Effective Time (each, a “Transferred Company Employee” and collectively, the “Transferred Company Employees”) with similar types and levels of employee benefits  as those provided to similarly situated employees of Parent; provided that nothing herein shall preclude Parent from maintaining one or more of the Company’s benefit plans and programs for a transition period following the Effective Time.  Parent shall treat and cause its applicable benefit plans to treat the service of Transferred Company Employees with the Company or any subsidiary of the Company prior to the Effective Time as service rendered to Parent or any affiliate of Parent for purposes of eligibility to participate and vesting in Parent benefit plans, including applicability of minimum waiting periods for participation.  Parent shall use commercially reasonable efforts to provide that no Transferred Company Employee, or any of his or her eligible dependents, who, at the Effective Time, are participating in the Company group health plan shall be excluded from the Parent’s group plan (unless covered under one of the Company’s group health plans), or limited in coverage thereunder, by reason of any waiting period restriction or pre-existing condition limitation; provided that such Transferred Employees are based in the United States and meet applicable actively at work requirements as of the Effective Time.  Notwithstanding the foregoing, Parent shall not be required to provide any coverage, benefits, or credit inconsistent with the terms of Parent benefit plans or under circumstances in which such coverage, benefits or credit would result in a duplication of benefits.

5.12         Form S-8 Filing.  Parent shall prepare and file with the SEC a registration statement on Form S-8 covering the shares of Parent Common Stock issuable upon exercise of Parent Stock Options resulting from the assumption of Company Stock Options in accordance with Section 1.6(d) for which registration on Form S-8 is available as soon as reasonably practicable, but in any event, within 30 days after the Closing Date.

5.13         Section 16 Matters.  Provided that the Company delivers to Parent the Section 16 Information (as defined below) in a timely fashion, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each

Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act.  “Section 16 Information” shall mean information regarding the Company Insiders (as defined below), the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into cash in connection with the Merger.  “Company Insiders” shall mean those individuals who are subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to the Company.

5.14         Formation of Merger Sub.  Parent shall duly form Merger Sub as a wholly owned subsidiary of Parent incorporated in Delaware and shall cause Merger Sub to execute and deliver this Agreement prior to the Closing.  For the avoidance of doubt, the failure of Merger Sub to sign this Agreement on the date hereof shall not call into question the binding and enforceable nature of this Agreement among those parties who have executed and delivered this Agreement as of the date hereof.  Parent shall cause the board of directors of Merger Sub to approve and adopt this Agreement and shall vote its shares or consent in writing to the adoption of this Agreement in its capacity as the sole stockholder of Merger Sub.

ARTICLE VI
CONDITIONS TO THE MERGER

6.1           Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)           Company Stockholder Approval.  This Agreement shall have been duly approved and adopted by the requisite vote under applicable law by the stockholders of the Company.

(b)           No Order.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c)           Governmental Approvals.  All applicable waiting periods under the HSR Act and under any applicable material foreign or other Antitrust Laws shall have expired or been terminated, and if the SEC shall have reviewed and/or provided comments to the Proxy Statement, such comments and any related issues or matters with the SEC shall have been resolved.

6.2           Additional Conditions to Obligations of the Company.  The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of Parent in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct on and as of the date of this Agreement, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the failure of such representations or warranties to be true and correct would not, individually or in the aggregate with other such failures to be true and correct, materially and adversely effect the ability of Parent or Merger Sub to consummate the Merger or pay, or cause to be paid, the Merger Consideration.  The Company shall have a received a certificate to such effect signed on behalf of Parent by a duly authorized officer of Parent.

(b)           Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

6.3           Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)           Representations and Warranties.  The representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct on and as of the date of this Agreement, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate with other such failures to be true and correct, a Material Adverse Effect on the Company.  Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

(c)           Material Adverse Effect.  No Material Adverse Effect with respect to the Company and its subsidiaries shall have occurred since the date of this Agreement, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1           Termination.  This Agreement may be terminated at any time prior to the Effective Time, and the Merger may be abandoned, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company:

(a)           by mutual written consent of the Company and Parent;

(b)           by either the Company or Parent if the Effective Time shall not have occurred on or before June 30, 2005 (the “End Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Time to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)           by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)           by either the Company or Parent if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(e)           by the Company, upon approval of the Board, if (i) the Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, a Change of Recommendation is required in order for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law, (ii) immediately following such termination and payment of the Termination Fee (as defined below) to Parent, the Company enters into a definitive agreement with respect to a Superior Offer and immediately prior to such termination, such definitive agreement was capable of acceptance, and (iii) it has complied with its obligations under Section 5.4; provided, however, that (A) any termination of this Agreement pursuant to this Section 7.1(e) shall not be effective until the Company has made full payment of the Termination Fee.

(f)            by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(f) for 30 days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(f) if it shall have materially breached this Agreement or if such breach by Parent is cured during such 30-day period);

(g)           by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(g) for 30 days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement or if such breach by the Company is cured during such 30-day period);

(h)           by Parent, upon the failure of the Company or any Representative to comply with the provisions of Section 5.4 in all material respects;

(i)            by Parent, if a Material Adverse Effect on the Company shall have occurred since the date hereof; provided, however, that if such Material Adverse Effect on the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(i) for 30 days after delivery of written notice from Parent to the Company of such Material Adverse Effect on the Company, provided the Company continues to exercise commercially reasonable efforts to cure such Material Adverse Effect on the Company (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(i) if the Company is cured during such 30-day period); or

(j)            by Parent if a Triggering Event (as defined below) shall have occurred.  For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Board or any committee thereof shall for any reason have withdrawn or withheld, or shall have amended, changed, qualified or modified in a manner adverse to Parent the Board’s or committee’s unanimous recommendation in favor of the adoption of this Agreement or the Merger or the approval of the Transactions (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond the Acquisition Proposal Assessment Period, as defined below, shall be considered an adverse modification); (ii) the Company shall have failed to include in the Proxy Statement the unanimous recommendation of the Board that holders of Company Common Stock vote in favor of the adoption of this Agreement; (iii) the Board or any committee thereof shall have approved or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any Contract accepting any Acquisition Proposal; (v) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with

Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days (such ten (10) business day period, the “Acquisition Proposal Assessment Period”) after such tender or exchange offer is first published sent or given, a statement disclosing that the Board recommends rejection of such tender or exchange offer; or (vi) the Board shall have failed to reaffirm its approval or recommendation of this Agreement as promptly as practicable (but in any event within five (5) days) after receipt of a written request to do so from Parent.

7.2           Notice of Termination; Effect of Termination.  Any termination of this Agreement under and in accordance with Section 7.1 will be effective immediately upon (or, if the termination is pursuant to Section 7.1(f) or Section 7.1(g) and the proviso therein is applicable, 30 days after) the delivery of written notice of the terminating party to the other parties hereto.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no liability to any party hereunder in connection with the Agreement or the Transactions, except (i) as set forth in Section 5.3(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of, or any intentional misrepresentation made in this Agreement.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms, as such terms are modified by Section 5.3(a).

7.3           Fees and Expenses.

(a)           General.  Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b)           Company Payments.

(i)            The Company shall pay to Parent in immediately available funds, within one (1) business day thereafter, an amount equal to $12,000,000 (the “Termination Fee”) if this Agreement is terminated by Parent pursuant to Section 7.1(j).

(ii)           The Company shall pay to Parent in immediately available funds, concurrent with the termination by the Company of this Agreement pursuant to Section 7.1(e), an amount equal to the Termination Fee.

(iii)          The Company shall pay to Parent in immediately available funds, within one (1) business day after the occurrence of the events stipulated in paragraphs (A) or (B) below, as the case may be, an amount equal to the Termination Fee, if this Agreement is terminated by Parent pursuant to Section 7.1(b) or Section 7.1(d) and any of the following shall occur:

(A)          if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and has not publicly definitively withdrawn such Acquisition Proposal at least five (5) days prior to the earlier to occur of the End Date or the Stockholders’ Meeting, as applicable, and within 12 months following the termination of this Agreement any Company Acquisition (as defined below) is consummated; or

(B)           if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and has not publicly definitively withdrawn such Acquisition Proposal at least five (5) days prior to the earlier to occur of the End Date or the Stockholders’ Meeting, as applicable, and within 12 months following the termination of this Agreement the Company enters into a letter of intent or similar document or any Contract providing for any Company Acquisition.

(iv)          The Company hereby acknowledges and agrees that the agreements set forth in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement.  Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank in effect on the date such payment was required to be made.  Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of any intentional or willful breach of, or any intentional misrepresentation made in, this Agreement.

(v)           Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto hereby expressly acknowledges and hereby agrees that, with respect to any termination of this Agreement pursuant to Section 7.1 (other than a termination based upon the willful or intentional breach of, or any intentional misrepresentation made in, this Agreement) under circumstances in which the Termination Fee is payable pursuant to this Section 7.3(b), payment of the Termination Fee shall constitute liquidated damages with respect to any claim for damages or any other claim which Parent or Merger Sub would otherwise be entitled to assert against the Company or its assets, or against any Employees or stockholders of the Company, with respect to any such termination of this Agreement, and shall constitute the sole and exclusive remedy with respect to any such termination of this Agreement.  The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement pursuant to Section 7.1 (other than a termination based upon the willful or intentional breach of, or any intentional misrepresentation made in, this Agreement) under circumstances in which the Termination Fee is payable pursuant to this Section 7.3(b), the right to such payment: (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.  Except for nonpayment of the Termination Fee pursuant to this Section 7.3(b), the parties agree that, upon any termination of this Agreement pursuant to Section 7.1 (other than a termination based upon the willful or intentional breach of, or any intentional misrepresentation made in, this Agreement) under circumstances in which the Termination Fee is payable pursuant to this Section 7.3(b), in no event shall Parent or Merger Sub be entitled to seek or to obtain any recovery or judgment against the Company or any subsidiaries of the Company or any of their respective assets, or against any of their respective directors, officers, employees or stockholders for any such termination of this Agreement, and in no event shall Parent or Merger Sub be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages, for any such termination of this Agreement.  Notwithstanding the foregoing, payment of the Termination Fee pursuant to this Section 7.3(b) shall not constitute liquidated damages with respect to any claim for damages or any other claim which Parent or Merger Sub would be entitled to assert against the Company or its assets, or against any Employees or stockholders of the Company, with respect to any such termination of this Agreement based upon the willful or intentional breach or intentional misrepresentation of any representations, warranties or covenants of the Company in this Agreement, and shall not constitute the sole and exclusive remedy with respect to any such termination of this Agreement based upon the willful or intentional breach or misrepresentation of any of the representations, warranties or covenants of the Company in this Agreement.

(vi)          For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) a sale or other disposition by the Company of assets representing in excess of 40% of the aggregate fair market value of the Company’s business immediately prior to such sale or (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of capital stock of the Company.

7.4           Amendment.  Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

7.5           Extension; Waiver.  At any time prior to the Effective Time, the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided that any condition set forth in Section 6.1(a) may not be waived without the express written consent of Parent and the Company.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII
GENERAL PROVISIONS

8.1           Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall terminate and be of no further force or effect at, and as of, the Effective Time, and only the covenants and agreements of the Company in this Agreement and the other agreements, certificates and documents contemplated hereby that by their terms survive the Effective Time shall survive the Effective Time.

8.2           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a)

if to Parent or Merger Sub, to:

3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752
Attention: General Counsel
Telephone No.: (508) 323-1000
Telecopy No.: (508) 323-1044

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention:	Larry W. Sonsini, Esq.
Katharine A. Martin, Esq.
Telephone No.: (650) 493-9300
Telecopy No.: (650) 493-6811

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street, 30th Floor
New York, New York 10017
Attention:	Robert D. Sanchez, Esq.
Telephone No.: (212) 999-5800
Telecopy No.: (212) 999-5899

(b)

if to the Company, to:

TippingPoint Technologies, Inc.
7501B N. Capital of Texas Highway
Austin, Texas 78731
Attention: General Counsel
Telephone No.: (512) 681-8000
Telecopy No.: (512) 681-8499

with a copy to:

Vinson & Elkins L.L.P.
The Terrace 7
2801 Via Fortuna, Suite 100
Austin, Texas 78746
Attn:	William R. Volk, Esq.
Kyle Fox, Esq.
Telephone No.: (512) 542-8400
Telecopy No.: (512) 542-8612

8.3           Interpretation; Knowledge.

(a)           When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section, respectively, of this Agreement unless otherwise indicated.  Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  As used herein, an item shall be deemed to have been “furnished” to Parent if such item has been sent to Parent or its representatives, provided to Parent or its representatives or made available to Parent or its representatives for review, in a data room or otherwise.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity.  Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Where a reference is made to a law, such reference is to such law, as amended, and all rules and regulations promulgated thereunder, unless the context requires otherwise.

(b)           For purposes of this Agreement, the term “knowledge” means with respect to a party hereto, with respect to any matter in question, that any of the executive officers or directors of such party has actual knowledge of such matter; provided that with respect to any executive officer or director, such executive officer or director shall have made reasonable inquiry of the Employees responsible for such matter in question; and provided, further, that if any executive officer or director does not make such reasonable inquiry, then such executive officer or director shall be deemed to have actual knowledge of those facts or matters that such executive officer or director would have had, had he or she made such inquiry.

(c)           For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with any entity, including the Company and its subsidiaries, means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition, or results of operations of such entity and its subsidiaries taken as a whole, or the ability of such entity to perform its obligations under this Agreement and timely consummate the Transactions; provided, however, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company: (A) any change in the market price or trading volume of the Company Common Stock after the date hereof (provided that such exclusion shall not apply to any underlying effect that may have caused or significantly contributed to such change in trading prices or volumes); (B) any adverse change, event, violation, inaccuracy, circumstance or effect that results from or is attributable to conditions affecting the industries in which the Company participates, the United States economy as a whole, or foreign economies in any locations where the Company or any of its subsidiaries has material operations or sales (which changes in each case do not disproportionately affect the Company or its subsidiaries, as the case may be); (C) the institution of litigation against the Company or any of its officers or directors alleging breach of their fiduciary duties in connection with this Agreement or the Transactions; (D) any failure in and of itself by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenue or earnings are released) on or after the date of this Agreement; (E) any adverse change, event, violation, inaccuracy, circumstance or effect that results from the loss, diminution or disruption of the Company’s customer, distributor or supplier relationships that results from or is primarily attributable to the public announcement or pendency of the Merger; (F) any adverse change, event, violation, inaccuracy, circumstance or effect that results from or is primarily attributable to the Company’s compliance with its covenants contained in this Agreement; or (G) any adverse change, event, violation, inaccuracy, circumstance or effect required by any change in Legal Requirements or accounting requirements or principles which change occurs or becomes effective after the date of this Agreement.

(d)           For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(e)           For purposes of this Agreement, the term “business day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Boston, Massachusetts are authorized or obligated by law or executive order to close, and the term “day” when not immediately preceded by the word “business” shall mean a calendar day.

(f)            Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

8.4           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5           Entire Agreement; Third Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect and shall survive any termination of this Agreement as modified by Section 5.3(a); and (b) are not intended to confer, and shall not be construed as conferring, upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.8.

8.6           Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7           Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within Newcastle County in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof.  With respect to any particular action, suit or proceeding, venue shall lie solely in Newcastle County, Delaware.

8.9           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10         Assignment.  No party may assign or delegate, in whole or in part, by operation of law or otherwise, either this Agreement or any of the rights, interests, or obligations hereunder without the prior written approval of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent may assign its rights (but not its obligations) under this Agreement to any direct or indirect wholly-owned subsidiary of Parent without the prior written consent of the Company.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11         Waiver of Jury Trial.  EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the date first written above.

3COM CORPORATION

By:	/s/ NEAL D. GOLDMAN

Name:	Neal D. Goldman

Title:	Senior Vice President, Management Services, General Counsel and Secretary

TOPAZ ACQUISITION CORPORATION

By:	/s/ NEAL D. GOLDMAN

Name:	Neal D. Goldman

Title:	President

TIPPINGPOINT TECHNOLOGIES, INC.

By:	/s/ KIP MCCLANAHAN

Name:	Kip McClanahan

Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]